Superior Venture Corporation

1937 E. Mineral Avenue

Centennial, Colorado 80122

September 8, 2010

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington,  D.C. 20549

RE:

Superior Venture Corporation

Registration Statement on Form S-1

Filed July 16, 2010

File No. 333-168136

Dear Mr. Reynolds:

Superior Venture Corporation submits this letter to you in response to your letter of August 4, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.  We also have appended the redline version of the proposed amendment to this letter.

COMMENT:

Prospectus Summary, page 5

1.

Please provide the registrant’s telephone number, in addition to its complete mailing address, of its principle executive offices.  Please refer to Item 503(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the Form S-1/A to include the registrant’s telephone number of (303) 513-8202 in the “Prospectus Summary” section.

COMMENT:

2.

We note the statement that you have “not significantly commenced (your) planned principal operations”.  Please explain, as it appears that you have not commenced your planned operations.  Revise similar disclosure throughout the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and the Company responds by stating that it we have removed the words “significantly” and “significant” throughout the Form S-1/A filing when referencing the status of the operations.  Disclosure statements revised as follows: “Superior Venture Corporation has yet to commence planned operations” or “Superior Venture Corporation is a development stage company that has not commenced its planned principal operations”.

COMMENT:

3.

Please clarify the statement that you anticipate sales to begin approximately six months following the placement of your offering.  Do you mean the commencement of completion of your offering?  In addition, your milestones section states you will not receive the shipment of the first cases of production run until approximately months 7-9.  Please reconcile and revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised section “Summary of Prospectus” sub-section “General Information about the Company” to clarify that the company “hopes to start generating revenue approximately nine months after the closing of the public offering”.  In addition the Company has revised section “Description of our Business” sub-section “12 Month Growth Strategy and Milestones” and section Management’s Discussion and Analysis or Plan of Operation” sub-section “Proposed Milestones to Implement Business Operations”.

COMMENT:

4.

Please remove the statements that are promotional in nature, such as “continuing these innovative efforts will lead to a fair return on investment to our stockholders” and “we believe that recurring revenues from our products will be sufficient to support ongoing operations,” as such statements appear promotional in light of the development stage of the company.  Revise throughout the prospectus to remove promotional statements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed statements in the “Prospectus Summary” section and throughout the prospectus that are promotional in nature as detailed above in the comment.  The Company has revised the S-1/A filing section “Summary of Prospectus” sub-section “General Information about the Company” and section “Description of our Business” sub-sections, “Marketing Strategy” and “Promotion Strategy” and “Growth Strategy of the Company”.

COMMENT:

Risk Factors, page 8

5.

Please add risk factor discussing the going concern raised by the independent public accountant.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we revised the S-1/A filing in the “Risk Factor” section on page 9 to include the following statement.  In addition, we included this statement in the section “Summary Financial Information” on page 7.

As shown in the financial statements accompanying this prospectus, Superior Venture Corporation has had no revenues to date and has incurred only losses since its inception.  The Company has had no operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

COMMENT:

Use of Proceeds, page 13

6.

We note that the company intends to use a portion of the proceeds from this offering to pay "Salaries/Contractors." To the extent that the proceeds may be used to pay the CEO, please provide disclosure pursuant to Item 504 of Regulation S-K. To the extent the company will not be using any proceeds to pay the CEO, please disclose.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Use of Proceeds “ section to include footnote number 1 to clarify that the category of “Salaries/Contractors” is an allocation of funds for the purpose of paying potential part-time employees or contracted employees.  None of the proceeds allocated in this category are intended to pay the CEO.  The revised “Use of Proceeds” section appears in the S-1/A as written below.

USE OF PROCEEDS

Selling all of the shares in the offering will result in $50,000 gross proceeds to Superior Venture Corporation.  We expect to disburse the proceeds from this offering in the priority set forth below within the first 12 months after successful completion of this offering:

Superior Venture Corporation intends to use the proceeds from this offering as follows:

Application of Proceeds	$	% of total

Total Offering Proceeds	50,000	100.00

Offering Expenses
Legal & Professional Fees	1,500	3.00
Accounting Fees	2,500	5.00
Edgar Fees	700	1.40
Blue-sky fees	800	1.60
Total Offering Expenses	5,500	11.00

Net Proceeds from Offering	44,500	89.00

Use of Net Proceeds
Accounting Fees	3,000	6.00
Legal and Professional Fees	1,000	2.00
Production Expenses	20,500	41.00
Office Supplies	500	1.00
Salaries/Contractors [1]	6,500	13.00
Sales and Marketing	9,500	19.00
Working Capital [2]	3,500	7.00
Total Use of Net Proceeds	44,500	89.00

Total Use of Proceeds	50,000	100.00

Notes:

1 The category of Salaries/Contractors is allocated for the purpose of paying potential part-time employees or contracted employees.  None of the proceeds allocated in this category are intended to pay the CEO.

2 The category of General Working Capital may include, but is not limited to, postage, telephone services, overnight delivery services and other general operating expenses.

Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations. We currently consider the foregoing project our priority and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities management may use reallocated funds should we determine that our business will benefit more from such expenditures.   Accordingly, our management will have discretion in the application of proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

COMMENT:

7.

We note the disclosure that "any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as requited for ongoing operations." The company may reserve the right to change the use of proceeds, provided that such reservation is due t certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has referenced Instruction 7 to Item 504 of Regulation S-K and revised the “Use of Proceeds” section as written below.  In addition, we have added this revised disclosure to section “Plan of Operation” sub-section “Proposed Milestones to Implement Business Plan”.

Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations. We currently consider the foregoing project our priority and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities management may use reallocated funds should we determine that our business will benefit more from such expenditures.   Accordingly, our management will have discretion in the application of proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

COMMENT:

Common Stock, page 17

8.

The statement that “all shares of common stock now outstanding are fully paid for and non-assessable” is legal conclusion that you are unable to make.  Please revise to attribute this statement to counsel or remove.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has deleted from the S-1/A in the “Common Stock” section the statement as follows: “All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non assessable”.

COMMENT:

Description of our Business, page 18

9.

Please reconcile the disclose in the summary and in the business overview that your business plan is to produce and sell wine varietal& with the disclosure on page 19, where you refer to growers and wineries that you have identified to produce your wine. In addition, please disclose whether you have had any discussions or negotiations with any growers or wineries. If you have any agreements, please file as exhibits and discuss the material tams. To the extent that you have no agreements and/or have had no discussions with growers and wineries, clearly disclose.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has clearly disclosed that “the Company does not have any agreements and it has not had any discussions with specific growers and wineries”.  The revised “Business Overview” section and Product Development” section appears in the S-1/A as written below.

Business Overview

Superior Venture Corporation is a Nevada Corporation with a principal business objective of producing and selling wine varietals.  The Company does not have any agreements and it has not had any discussions with specific growers and wineries.

Producing wines that are both well balanced and possessing clearly projected aromas, combined with stylistic packaging; Superior Venture plans to position itself in the market place by branding our product and leaving the consumer with an eclectic impression.  We hope to produce and promote an elevation of chic sophistication while maintaining selections that are innovative and progressive with a multiplicity in its flavors and sensations. The Company hopes to initially sell our products in the greater Denver and surrounding areas.  These efforts will initially will be the responsibility of the president where he hopes to distribute the products through associations, word-of-mouth, developed business relationships and small local distributors.  Efforts will continue in hopes of establishing relationships with distributors and large retailers.

The target audience of Superior Venture consists of a broad base, which encompasses almost all wine drinkers as a whole.  The Company will not discriminate on style or varietals while we plan to appeal to the palates of all consumers in the 21 to 65 year age bracket.

Product Development

Superior Venture plans to offer two vine varietals during the next twelve months and plans to add two more varieties in the next 24 months.  Initially, we plan to offer two varietals such as Cabernet Sauvignon, Chardonnay or a Merlot.  Within 24 months we plan to offer a total of four wines including blends.  A “Varietal” describes wines made primarily from a single named grape variety, and which typically displays the name of that variety on the wine label capitalized.  When blends are used it is referred to as a variety.

While the Company has identified several growers and wineries we hope to work with to produce our products, the Company does not have any agreements and it has not had any discussions with specific growers or wineries.  It is imperative that Superior Venture constantly monitor changing consumer demands and consumption patterns in an effort to offer products that are in the highest demand.  Increased availability of wine in supermarkets is also spiking household wine consumption and demand shifts.  At times the industry is affected by oversupply and the result is intense price pressures.  Another factor is consumers, including women, which account for a large market segment that is experimenting with new varieties of wine instead of just choosing the traditional grape wine.  The goal of the Company in the Product Development department is to produce products that our target market will choose as their choice of alcoholic beverage.

COMMENT:

10.

Please provide a more detailed discussion of your proposed products and the markets, such as where you plan to initially sell your products. See Item 101(h)(4)(i) of Regulation S-K.   In addition, provide a more detailed discussion of your proposed distribution methods for your proposed products. See Item 101(h)(4)(ii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided more detail in the “Description of our Business” section to include the statements that the Company hopes to initially sell our products in the greater Denver and surrounding areas.  These efforts will initially will be the responsibility of the president where he initially hopes to distribute the products through associations, word-of-mouth, developed business relationships and small local distributors.  Efforts will continue in hopes of establishing relationships with distributors and large retailers.  The revised “Business Overview” section appears in the S-1/A as written below.

Business Overview

Superior Venture Corporation is a Nevada Corporation with a principal business objective of producing and selling wine varietals.  Producing wines that are both well balanced and possessing clearly projected aromas, combined with stylistic packaging; Superior Venture plans to position itself in the market place by branding our product and leaving the consumer with an eclectic impression.  We plan to produce and promote an elevation of chic sophistication while maintaining selections that are innovative and progressive with a multiplicity in its flavors and sensations. The Company hopes to initially sell our products in the greater Denver and surrounding areas.  These efforts will initially will be the responsibility of the president where he hopes to distribute the products through associations, word-of-mouth, developed business relationships and small local distributors.  Efforts will continue in hopes of establishing relationships with distributors and large retailers.

The target audience of Superior Venture consists of a broad base, which encompasses almost all wine drinkers as a whole.  The Company will not discriminate on style or varietals while we plan to appeal to the palates of all consumers in the 21 to 65 year age bracket.

COMMENT:

Industry Analysis, page 19

11.

We note the disclosure in this section and elsewhere in the business section, where you provide industry information.  Please provide the source(s) of such information.  In addition, please provide the citation for where investors can find the information and provide us supplementally with a copy of the information cited.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Industry Analysis” section and “the “Competitor Analysis” section to include sources and where investors can find additional reference material.  The revised “Industry Analysis” and “Competitor Analysis” sections appear in the S-1/A as written below.

Industry Analysis

According to New Reporting by Global Industry Analysts, Inc.; Global Wine Consumption is expected to exceed 26.2 billion liters by the end of 2010(source http://winemarketer.com/wine-consumption-to-exceed-262-billion-litres.html and additional detailed reports can be found by visiting  http://www.strategyr.com/Wine_Market_Report.asp.  The global wine market is currently observing steady consumption growth across most markets and wine sectors growing at a compounded annual rate of about 1.26% over the period from 2001 through 2010.  In addition, the number of producing wineries in America has grown significantly over the past few decades.  In 1980, there were approximately 900 wineries in America.  That number grew to over 2,100 in 2000, and has now reached over 6,100 wineries spread among all fifty states. Overall, these statistics reflect the vitality of the wine industry as a whole in the United States.

Overall, wine consumption rose 3.8% to 268.1 million 9-liter cases in the early and mid 2000’s.  For the first time in history, an entire generation has chosen wine as their alcohol of choice.  The trend is that the wine market is getting younger and their demands will be drastically different from the past.  The increased popularity of wine is also due to ongoing studies linking moderate consumption of wine to decreased risk of heart disease, cancer, and stroke.  In addition, the antioxidants found in red wine appear to be one of protection and prevention of disease.  Despite a difficult economy, this type of news fares well for the industry as a whole because any correlation that a consumer product has with a person's well being tends to transcend itself to the bottom line.  With increased industry awareness and mainstreaming of the product comes additional outlets where wine can be purchased.  In addition to the increase of Internet and mail order purchases boosted by the abovementioned law changes, the industry has also benefited from the sale of wine at relatively inexpensive price points in retailer establishments such as grocery stores and Wal-Mart.

Champagne & sparkling wine continued to gain market share within the last decade.  Within this timeframe, imports are increasing at a faster pace than their domestic counterparts which is a similar trend in the table wine market.  The increased use of sparkling wine as an ingredient in cocktails along with its year round popularity is fueling the growth in the category

Competitor Analysis

Superior Venture has many established competitors in the vine industry.  Key players dominating the global wine market include Bacardi Limited, Brown-Forman Corporation, Castel Group, Constellation Brands Inc., Robert Mondavi Winery, Hardy Wine Company, E.& J. Gallo Winery, Boizel Chanoine Champagne, Maison Burtin, Kendall-Jackson Wine Estates Ltd, LVMH Moët Hennessy - Louis Vuitton S.A., Remy Cointreau Group, Pernod Ricard Groupe, Pernod Ricard UK, Foster’s Group Limited, Vina Concha y Toro, Australian Vintage Ltd, and Warburn Estate, among others.

Industry reports suggest that in the coming years wine is set to make gains in both developed and emerging markets at the cost of other alcoholic beverages (source http://winemarketer.com/wine-consumption-to-exceed-262-billion-litres.html and additional detailed reports can be found by visiting  http://www.strategyr.com/Wine_Market_Report.asp.  Competition is likely to intensify with the proliferation of new players, and focus on high intensity advertising and marketing campaigns.  Speculation is that current players may attempt to leverage their respective competitive position in the market. The increasing use of Internet and on-line sales of wines are also expected to provide excellent growth opportunities.

COMMENT:

Marketing, page 19

Target Market Segmentation, page 20

12.

Please provide the basis for statements made in this section. For instance, we note the reference to adults aged 50 and up as having "the largest increase and they are the most frequent wine drinker” and the statement that "statistics reveal that (children of the 50 and over segment] are adopting wine as their parents did…

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Industry Analysis” section to quote statistics and information from “Wine Communications Group, Inc”.  They are the leading information and services provider for the global wine industry.  Their publications include “winebusiness.com”, the leading web site for the trade, and two of the industry's leading print publications, “Wine Business Monthly” and “Wines and Vines” which are both dedicated to meeting the wine industry's needs for information, analysis, resources and tools.  The revised section “Marketing” sub-section “Target Market Segmentation” appears in the S-1/A as written below.

Target Market Segmentation

Our initial target market is Adults aged 45 and up.  This group accounts for over 55% of persons over the age of 15 (source: American Generations; http://www.winebusiness.com/wbm/?go=getArticle&datald=63766).  The second segment we have identified is the generation-Xers (age 33-44) and millennials (age 15-32).  Statistics reveal that they are adopting wine as their parents did three decades ago.  “The greatest growth and the most optimistic conclusions from the survey come from millennials, ages 15 to 32.  They and the generation-Xers accounted for what Gillespie (John Gillespie – President of the industry sponsored group) described as “Stunning growth in the core wine-drinking population”.  In 2008, nearly half of the millennial segment reported a net 23 percent increase in wine consumption- double that of generation-Xers against minimal or declining figures for the aging baby boomers.  Gillespie described this trend as a “trade-off” phenomenon, where better than 10 percent of wine drinkers, primarily generation-Xers, are increasing total wine consumption at the expense of beer and spirits” (source: http://www.winebusiness.com/wbm/?go=getArticle&data=63766).  The third specific target market of Superior Venture is women, because they have historically purchased 64% of all table wines.

Consumers typically become wine-educated through a combination of classes, books, and experimenting with drinking wine.  In addition to identifying the end consumer, the Company intends to target the various establishments and restaurants the consumer frequents.  This includes clubs, bars, restaurants, and events.  Initial efforts will target wholesale distributors who are responsible for selling wine to restaurants, bars, lounges and wine shops.  Another market segment group management has targeted is in-state restaurant managers and suppliers.  Efforts will focus on restaurants that carry a variety of premium wines.  This market segment approach will rely on networking and nurturing existing relationships.  A more defined, but lucrative target market includes local wine shops.  The Company is looking for specialty wine shops, franchised wine shops and liquor shops that focus on carrying premium wines.

COMMENT:

13.

You discuss throughout the prospectus that you plan to differentiate yourself by "a variety of target market specific marketing strategies" and by initiating "an aggressive high-voltage and innovative sales and marketing strategy." Please discuss this strategy in greater detail, including how your marketing strategy is different from the competition, or remove these statements as they would appear promotional in nature.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed statements that would appear promotional in nature.  The removed statements are: “a variety of target market specific marketing strategies” and “an aggressive high-voltage and innovative sales and marketing strategies”.  We removed these statements from sections “”Summary of the Company” sub-section “General Information about the Company” and section “Description of our Business” sub-sections “Marketing” and “Promotion Strategy”.

COMMENT:

14.

Please explain the statement that “management is well seasoned on marketing to various business segments”.  It appears that your sole officer and director has been a manager and wine buyer for restaurants.

RESPONSE:

We acknowledge the Staff’s comment and the Company responds by stating that we have removed the statement “In addition to targeting and marketing to individuals, management is well seasoned on marketing to various business segments” in the section “Target Market Segmentation”.

COMMENT:

Promotional Strategy, page 20

15.

We note that points of promotion include "celebrities being seen with our products," "appearances on television shows and specifically reality TV shows," and "feature films." Please revise to disclose your basis for these statements especially in light of the fact that you are only raising $50,000 in this offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed the following wording in the section “Promotional Strategy”. The Company removed the following bullet points from the Form S-1/A filing.

 Points of promotion include:

•

Celebrities being seen with our products

•

Appearances on television shows and specifically reality TV shows

•

Feature films

COMMENT:

Sales Strategy, page 21

16.

Please describe in more detail how you will run the marketing campaign.  In this regard, we note that you are only able to devote 10 hours of time per week to the company.

RESPONSE:

We acknowledge the Staff’s comment and offer clarification that this is the amount of time Mr. Moore currently spends on company business and that once the public offering is complete he expects to spend the time necessary to run the marketing campaign.

COMMENT:

Competitor analysis, page 21

17.

We note your statement that “industry reports suggest that in the coming years wine is set to make gains…”   Please revise to disclose to what industry reports you are specifically referring.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Competitor Analysis” section to include sources.  The revised “Competitor Analysis” section appears in the S-1/A as written below.

Competitor Analysis

Superior Venture has many established competitors in the vine industry.  Key players dominating the global wine market include Bacardi Limited, Brown-Forman Corporation, Castel Group, Constellation Brands Inc., Robert Mondavi Winery, Hardy Wine Company, E.& J. Gallo Winery, Boizel Chanoine Champagne, Maison Burtin, Kendall-Jackson Wine Estates Ltd, LVMH Moët Hennessy - Louis Vuitton S.A., Remy Cointreau Group, Pernod Ricard Groupe, Pernod Ricard UK, Foster’s Group Limited, Vina Concha y Toro, Australian Vintage Ltd, and Warburn Estate, among others.

Industry reports suggest that in the coming years wine is set to make gains in both developed and emerging markets at the cost of other alcoholic beverages (source http://winemarketer.com/wine-consumption-to-exceed-262-billion-litres.html and additional detailed reports can be found by visiting  http://www.strategyr.com/Wine_Market_Report.asp.  Competition is likely to intensify with the proliferation of new players, and focus on high intensity advertising and marketing campaigns.  Speculation is that current players may attempt to leverage their respective competitive position in the market. The increasing use of Internet and on-line sales of wines are also expected to provide excellent growth opportunities.

COMMENT:

18.

Please provide a more detailed discussion of the competitive business conditions and the company’s competitive position in the industry and methods of competition.  See Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has added a paragraph in the “Competitor Analysis” section that adds a detailed discussion of the competitive business conditions and the company’s competitive position in the industry and methods of competition as required in Item 101(h)(4)(iv) of Regulation S-K.  The revised “Competitive Analysis” section appears in the S-1/A as written below.

Competitor Analysis

Superior Venture Corporation has many potential competitors in the vine industry.  We consider the competition is competent, experienced, and they have greater financial and marketing resources than we do at the present. Our ability to compete may be adversely affected by the ability of these competitors to devote greater resources to the marketing of their products than are available to our Company.   Some of the Company’s competitors also offer a wider scope of products and services and have greater name recognition.

Superior Venture has many established competitors in the vine industry.  Key players dominating the global wine market include Bacardi Limited, Brown-Forman Corporation, Castel Group, Constellation Brands Inc., Robert Mondavi Winery, Hardy Wine Company, E.& J. Gallo Winery, Boizel Chanoine Champagne, Maison Burtin, Kendall-Jackson Wine Estates Ltd, LVMH Moët Hennessy - Louis Vuitton S.A., Remy Cointreau Group, Pernod Ricard Groupe, Pernod Ricard UK, Foster’s Group Limited, Vina Concha y Toro, Australian Vintage Ltd, and Warburn Estate, among others.

Industry reports suggest that in the coming years wine is set to make gains in both developed and emerging markets at the cost of other alcoholic beverages (source http://winemarketer.com/wine-consumption-to-exceed-262-billion-litres.html and additional detailed reports can be found by visiting  http://www.strategyr.com/Wine_Market_Report.asp.  Competition is likely to intensify with the proliferation of new players, and focus on high intensity advertising and marketing campaigns.  Speculation is that current players may attempt to leverage their respective competitive position in the market. The increasing use of Internet and on-line sales of wines are also expected to provide excellent growth opportunities.

COMMENT:

12 month Growth Strategy and Milestones, page 21

19.

We note your quarterly schedule of milestones on page 22 and your more specific disclosure on page 36. We further note that you are a development stage company without revenue. Please disclose how the company plans to achieve revenue generation. For instance, please discuss, among other things, to what extent the company must secure additional funding in order to meet the milestone schedule and budgeted costs, what funding will be sought, and how the company will proceed if the company is unable to obtain such funding.

RESPONSE:

We acknowledge the Staff’s comment and respond by stating that the Company currently does not have any plans for raising additional funds.  We have taken out the reference to this wording and have revised the section “Plan of Operation” sub-section “Going Concern” to reflect this statement.  The funds raised from this public offering have been prudently budgeted to sustain operations for a twelve month period following the closing of the offering.  The Company hopes to start generating revenue approximately nine months after the placement of the offering based on sales of our products.  The revised “Going Concern” section, “12 Month Growth Strategy and Milestones” section and “Proposed Milestones to Implement Business Operations” section appear in the S-1/A as written below.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has a negative current ratio and Company has incurred an accumulated deficit of $100 for the period from Inception to April 30, 2010. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The future of the Company is dependent upon its ability to obtain financing through this public offering and upon future profitable operations from the development of its planned business.  These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Proposed Milestones to Implement Business Operations

The following milestones are based on the estimates made by management.  The working capital requirements and the projected milestones are approximations and subject to adjustments.  Our 12-month budget is based on minimum operations, which will be completely funded by the $50,000 raised through this offering.  If we begin to generate profits, we will increase our marketing and sales activity accordingly.  The costs associated with operating as a public company are included in our budget.  The funds raised from this public offering have been prudently budgeted to sustain operations for a twelve month period following the closing of the offering.  The Company hopes to start generating revenue approximately nine months after the placement of the offering based on sales of our products.  Management is responsible for the preparation of the required documents to keep the costs to a minimum.  We plan to complete our milestones as follows:

12 Month Growth Strategy and Milestones

The Company planned the goals and milestones based on raising $50,000 through the offering.  We have prudently budgeted the $50,000 to sustain operations for a twelve-month period. The funds raised from this public offering have been prudently budgeted to sustain operations for a twelve month period following the closing of the offering.  The Company hopes to start generating revenue approximately nine months after the placement of the offering based on sales of our products.   The Company believes it will start to generate revenue approximately six months after closing of the private placement.

Note: The Company planned the milestones based on quarters following the closing of the offering.

COMMENT:

Government and Industry Regulation, page 23

20.

We note that your business will be subject to federal laws and regulations and to business and tax rules and regulations.  Please revise to disclose those laws, regulations, and rules that pertain to you business and what impact each has on it.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revised the “Government and Industry Regulation” section to disclose those laws, regulations, rules that pertain to our business, and impact.  The revised “Government and Industry Regulation” section appears in the S-1/A as written below.

Government and Industry Regulation

We will be subject to federal laws and regulations that relate directly or indirectly to our operations including securities laws. We will also be subject to common business and tax rules and regulations pertaining to the operation of our business.

Liquor and beer distributors in Colorado are required to obtain a Colorado liquor license from the Liquor Enforcement Division. For more information please see the Liquor Enforcement Division Web site.

Liquor taxes are administered by the Taxpayer Service Division and information regarding taxes is available here.

All alcoholic beverages sold by a retailer are subject to Colorado's 2.9% state sales tax as well as any applicable special district or local state-collected sales tax.  Those who sell liquor by the bottle, can, or case, or by the drink must obtain a state sales tax license as well as a liquor license.  Alcohol beverages shipped outside of Colorado by a licensed manufacturer or wholesaler are exempt from the state liquor excise tax.

Colorado law requires wholesalers and manufacturers to keep accurate and complete records of purchases, sales, and transfer activities of alcohol beverages for a period of three years.

Licenses, Permits and Registration

Colorado is a dual licensing authority for the state’s licensed retailers and special event permittees.  Liquor licensing in Colorado requires retailers to first obtain license approval at the local governmental level.  For state only issued licenses (manufacturers, wholesalers, importers and public transportation carriers) the Division conducts all individual background investigations.

Background investigations of liquor license applicants typically include a review of:

•

Applicant criminal history

•

Liquor license violation history

•

Ownership interests in other liquor industry members (Colorado has statutory ownership limitation)

•

Tax payment history

The Division's licensing section also processes the following permits and requests:

•

Premises modifications

•

Location changes

•

Trade name changes

•

Storage permits

•

Delivery permits

•

Wine tasting permits

•

New product registrations

COMMENT:

Financial Statements, page 26

21.

Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a current dated consent from your independent accountant with all amendments.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included an updated consent letter from our independent accountant.

COMMENT:

Management’s Discussion and Analysis, page 35

22.

Please revise to disclose the company’s cash balances as of the most recent practicable date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has updated the company’s cash balance to reflect subsequent events.   The revised “Management’s Discussion and Analysis” section appears in the S-1/A which includes discussions on Results of Operations and Liquidity and Capital.   We have addressed the current cash position in our discussion.

COMMENT:

Directors, Executive Officers, Promoters and control Persons, page 38

23.

Please provide the business experience for Mr. Moore for the past five years. In addition, for each employment discussed, please specifically disclose the employment location, titles and beginning and ending dates of employment. Also, please clarify whether Seven 30 South is a restaurant. Refer to Item 401(e)(1) of Regulation S-K as appropriate. Lastly, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the sole director should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided locations, titles, and beginning and ending dates of each employment for the past five years.  We believe Mr. Moore should serve as director of the Company because he has over ten years experience in the food and beverage industry including the last five years with emphasis on the position as a Sommelier.  Duties of a Sommelier include a trained and knowledgeable wine professional that specializes in all aspects of wine service as well as wine and food matching.  The role is more specialized and informed than that of a waiter and includes responsibilities in the area of procurement, storage, wine cellar rotation, and to provide expert service to customers.  Mr. Moore received certification from Court of Masters Sommeliers and further responsibilities included development of wine lists, delivery of wine service and training of other restaurant staff, and working with restaurant staff to pair and suggest wines that will best complement particular food menu items.  The revised “Directors, Executive Officers, Promoters and Control Persons” section appears in the S-1/A as written below.

BACKGROUND INFORMATION ABOUT OUR OFFICER AND DIRECTOR

The following information sets forth the backgrounds and business experience of the directors and executive officers.

MICHAEL MOORE, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Michael Moore has over 10 years experience in the food and beverage industry with emphasis on wine and spirits including training and wine education.  Mr. Moore’s current position is the Manager at Seven 30 South Restaurant located in Denver, Colorado.  Titles include Manager, Sommelier, Bartender, and Server since January 2007.  Previous work experience includes employment at California Café, Lone Tree, Colorado from May 2006 – January 2007.  Titles held include Sommelier and Bar Manager.  From May 2005 – May 2006 Mr. Moore was employed by Opus Restaurant, Littleton, Colorado and held positions as Manager, Captain, Sommelier and Bar Chef.  Responsibilities included training and continuing wine education.  Previous work experience included maintenance and management of large wine cellar and creation of seasonal drink and wine selections.  Certifications include Court of Master Sommeliers.

COMMENT:

Executive Compensation, page 39

24.

It appears that you are using an outdated summary compensation table.  Please revise to provide the current table.  Refer to Item 402(n) of Regulation S-K for further information.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the Summary Compensation Table as required by Item 402(n) of Regulation S-K.  The revised “Executive Compensation” section appears in the S-1/A as written below.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our President, Secretary, Treasurer, and Director who occupied such position as of the date of this Prospectus (we have not completed a fiscal year), for all services rendered in all capacities to us for the period from inception (April 27, 2010) to April 30, 2010. The Company does not have employment agreements with any of the persons named below (and has not presently entered into such agreements with any such persons), and does not pay them a salary or other compensation at the present time.  We also do not currently have any benefits, such as health or life insurance, available to our employees.

Name and Position	Year*	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Michael Moore President, CEO, CFO , Secretary, Treasurer, Director	*	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

*     For period from inception (April 27, 2010) to April 30, 2010

COMMENT:

Compensation of Directors, page 39

25.

We note that directors are permitted to receive fixed fees and other compensation for their services as directors. We also note your statement that “directors are entitled to reimbursement for expenses in attending meetings but receive not other compensation for services as directors." Please reconcile these two statements and revise to clarify what fees directors may be entitled to and for what services.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has reconciled the two statements referencing fees and other compensation directors may be entitled to receive.  The revised “Compensation of Directors” section appears in the S-1/A as written below.

COMPENSATION OF DIRECTORS

Our directors did not receive any compensation for their services as directors from our inception to the date of this Prospectus. We have no formal plan for compensating our directors for their services in the future in their capacity as directors, however; we will reimburse any director for out-of-pocket expenses incurred with board meetings.

COMMENT:

Undertakings, page 45

26.

When you determine that a particular undertaking applies to your offering, please include the undertaking in its entirety in the prospectus. In this regard, we note that your undertaking, set forth in paragraph (1)(ii), does not include the entire language required by Item 512(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included the entire language required by Item 512(a) of Regulation S-K.  The revised “Undertakings” section appears in the Form S-1/A as written below.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

 i.

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.

To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

COMMENT:

27.

We note your undertaking beginning, “provided, however, that paragraphs (1)(i) and (1)(ii) shall not apply…”  Please discuss why this undertaking applies to your offering, as this undertaking appears to relate to offerings pursuant to S-3, or remove.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Undertakings” section to reflect the language required pursuant to our Form S-1/A filing.  Please see refer to comment number 26 for corrected undertaking submitted in our Form S-1/A filing.

COMMENT:

Exhibits

28.

Exhibit 3.1 lists Jerald Bacal as the only director of the company.  Please reconcile with pervious disclosure that Michael Moore is the company’s only director or advise.

RESPONSE:

We acknowledge the Staff’s comment and advise that Jerald Bacal appointed Michael Moore to the board of directors and then Mr. Bacal resigned before filing of the Company’s registration statement on Form S-1.

COMMENT:

29.

We note the disclosure in the legality opinion that Mr. Hunt is licensed in Florida.  Please remove this statement, as it appears to place a limitation on the opinion, since the company is incorporated in Nevada.

RESPONSE:

We acknowledge the Staff’s comment and the limiting reference has been removed.

COMMENT:

30.

The prospectus indicates that the subscription agreement and checks are irrevocable. We are unable to locate such representation in the subscription agreement.  In addition, advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares or remove such disclosure.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has eliminated all representations in the prospectus that the subscription agreements and checks are irrevocable.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt P.A. at (727) 471-0447 facsimile, (727) 471-0444 telephone or Michael Moore at (303) 513-8202 with any questions or comments.

Sincerely,

/s/: Michael Moore

Michael Moore

President

cc:

Via Facsimile (727) 471-0447

Clifford J. Hunt, Esquire P.A.

Law Office of Clifford J. Hunt, Esquire

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM S-1/A Amendment No. 1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Superior Venture Corporation
(Name of registrant as specified in its charter)

Nevada	5182	27-2450645
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1937 E. Mineral Avenue
Centennial, Colorado 80122
(303) 513-8202
(Address and telephone number of registrant’s principal executive offices)

Clifford J. Hunt, Esquire
Law Office of Clifford J. Hunt P.A. 8200 Seminole Blvd. Telephone: (727) 471-0444 Facsimile No. (727) 471-0447
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [  ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one);

Large accelerated filer [  ]

Accelerated filer [  ]

Non-accelerated filer [  ]

Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

			Proposed
	Amount to	Proposed	Maximum
Title of Each Class	be	Maximum	Aggregate	Amount of
of Securities to be	Registered	Offering Price	Offering Price	Registration
Registered	(1)	per Share ($)	($)(2)	Fee($)

Shares of Common
Stock, par value	5,000,000	$.01	$50,000	$2.79
$0.001

1	5,000,000 shares are being offered by a direct offering at the price of $.01 per share.

2	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act, based upon the fixed price of the direct offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

Superior Venture Corporation

5,000,000 Shares of Common Stock

$0.01per share

$50,000 Maximum Offering

Superior Venture Corporation (“Company”) is offering on a best-efforts basis a maximum of 5,000,000 shares of its common stock at a price of $0.01 per share. This is the initial offering of Common Stock of Superior Venture Corporation and no public market exists for the securities being offered.  The Company is offering the shares on a “self-underwritten”, best-efforts, all or none basis directly through our officer and director.  The shares will be offered at a fixed price of $.01 per share for a period not to exceed 180 days from the date of this prospectus. There is no minimum number of shares required to be purchased. Michael Moore, the sole officer and director of Superior Venture Corporation, intends to sell the shares directly.  No commission or other compensation related to the sale of the shares will be paid to our officer and director.  The intended methods of communication include, without limitations, telephone, and personal contact.  For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

The subscription proceeds from the sale of the shares in this offering will be payable to Law Office of Clifford J. Hunt P.A. Trust Account IOTA.  A law firm trust account will hold all the subscription funds pending placement of the entire offering.  This offering is on a best effort, all-or-none basis, meaning if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be returned to investors, without interest or deduction.

The Officer and director of the issuer and any affiliated parties thereof will not participate in this offering.

The offering shall terminate on the earlier of (i) the date when the sale of all 5,000,000 shares is completed or (ii) one hundred and eighty (180) days from the date of this prospectus.  Superior Venture Corporation will not extend the offering period beyond one hundred and eighty (180) days from the effective date of this prospectus.

Superior Venture Corporation is a development stage, start-up, company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a complete loss of your investment.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 8.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES DIVISION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prior to this offering, there has been no public market for Superior Venture Corporation’s common stock.

	Number of Shares	Offering Price	Underwriting Discounts & Commissions	Proceeds to the Company
Per Share	1	$0.01	$0.00	$0.01
Maximum	5,000,000	$0.01	$0.00	$50,000

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See the section titled “Risk Factors” herein.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  SUPERIOR VENTURE CORPORATION MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHISE THE OFFER OR SALE IS NOT PERMITTED.

Superior Venture Corporation does not plan to use this offering prospectus before the effective date.

The date of this Prospectus is ______________, 2010.

Table of Contents

PART I: INFORMATION REQUIRED IN PROSPECTUS

SUMMARY OF PROSPECTUS

General Information about the Company

The Offering

RISK FACTORS

RISKS ASSOCIATED WITH THIS OFFERING

USE OF PROCEEDS

DETERMINATION OF OFFERING PRICE

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

PLAN OF DISTRIBUTION

Offering will be Sold by Our Officer and Director

Terms of the Offering

Deposit of Offering Proceeds

Procedures and Requirements for Subscription

DESCRIPTION OF SECURITIES

INTEREST OF NAMED EXPERTS AND COUNSEL

DESCRIPTION OF OUR BUSINESS

General Information

Business Overview

Product Development

Industry Analysis

Marketing

Growth Strategy of the Company

Competitor Analysis

12 Month Growth Strategy and Milestones

Patents and Trademarks

Need for any Government Approval of Products or Services

Government and Industry Regulation

Research and Development Activities

Environmental Laws

Employees and Employment Agreements

DESCRIPTION OF PROPERTY

LEGAL PROCEEDINGS

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FISCAL DISCLOSURE

FINANCIAL DISCLOSURE

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

EXECUTIVE COMPENSATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

FUTURE SALES BY EXISTING STOCKHOLDERS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INDEMNIFICATION

AVAILABLE INFORMATION

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

OTHIS EXPENSES OF ISSUANCE AND DISTRIBUTION

INDEMNIFICATION OF DIRECTORS AND OFFICERS

RECENT SALES OF UNREGISTERED SECURITIES.

EXHIBITS.

UNDERTAKINGS

PART I: INFORMATION REQUIRED IN PROSPECTUS

SUPERIOR VENTURE CORPORATION

1937 E. MINERAL AVENUE

CENTENNIAL, COLORADO 80122

(303) 513-8202

SUMMARY OF PROSPECTUS

You should read the following summary together with the more detailed business information, financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to “we,” “us,” “our” and “Company” refer to Superior Venture Corporation”.

General Information about the Company

Superior Venture Corporation is a Nevada Corporation with a principal business objective of producing and selling wine varietals.  Producing wines that are both well balanced and possessing clearly projected aromas, combined with stylistic packaging; Superior Venture plans to position itself in the market place by branding our product and leaving the consumer with an eclectic impression.  We plan to produce and promote an elevation of chic sophistication while maintaining selections that are innovative and progressive with a multiplicity in its flavors and sensations.

Superior Venture plans to offer two wine varietals during the next twelve months and plans to add two more varieties within the next 24 months.  The Company has a goal of clearly differentiating ourselves in the marketplace by incorporating a variety of target market specific marketing strategies.  The goal of these strategies is to hopefully capture ~~immediate~~ market share while branding our products for long-term acceptance and brand loyalty.  ~~Superior venture plans to initiate an aggressive, high-voltage and innovative sales and marketing strategy to achieve quick market penetration and brand recognition.~~  The umbrella sales and marketing campaign we have planned at the present includes a combination of direct sales and mass marketing.

Superior Venture Corporation is a development stage company that has not ~~significantly~~ commenced its planned principal operations. Superior Venture Corporation operations to date have been devoted primarily to start-up and development activities, which include the following:

1.

Development of the Superior Venture Corporation business plan;

2.

Due diligence on growers and production facilities to work with to produce our wines;

3.

Adopted marketing strategy and target market segmentation;

4.

Conducted due diligence and identified five major market target segments and adopted a focused marketing strategy.  These segments include:

•

Distributors

•

Retailers – including food and specialty stores

•

Media – including newspapers and specialty publications

•

Networking – individuals and associations

•

End Consumer

Superior Venture Corporation is attempting to become operational and ~~anticipates~~ hopes sales to begin approximately nine months following the placement of our offering.  In order to generate revenues, Superior Venture Corporation must address the following areas:

•

Apply high standards of performance and accountability in all business practices.

•

Communication of company mission and vision to all levels of the organization.

•

Establishing on-going benchmarks for success incorporating an adherence to stringent values and principles.  Financial and strategic management of the business is what will ultimately determine our prosperity and success.  Again, Superior Venture will adhere to stringent values and principals and in doing so; we will also help foster a climate of respect, trust, and candor conducive to the effective functioning of the business.

•

Commitment to our customers by providing products that are responsive to their needs and desires.

•

Maintain development of innovative ideas to enhance the growth and image of the company.  ~~In an increasingly competitive world, we feel that our marketing philosophy is unique and that continuing these innovative efforts will lead to a fair return on investment to our stockholders and longevity of the Company.~~

•

It is imperative that Superior Venture constantly monitor changing consumer demands and consumption in an effort to offer products that are in the highest demand.

•

Open and effective communication between management, distributors and end consumers.

•

Build and foster loyalty and dedication.  Corporate commitment to employee loyalty and dedication should lead to the survival and prosperity of our products and ultimately the organization.

The Company believes that raising $50,000 through the sale of common equity is sufficient for the company to become operational and sustain operations through the next twelve (12) months. The capital raised has been budgeted to establish our infrastructure and to become a fully reporting company. ~~We believe that the recurring revenues from our products will be sufficient to support ongoing operations.~~ Unfortunately, this can be no assurance that the actual expenses incurred will not materially exceed our estimates or that cash flow from services will be adequate to maintain our business. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in the registration statement.

Superior Venture Corporation currently has one officer and director. This individual allocates time and personal resources to Superior Venture Corporation on a part-time basis and devotes approximately 10 hours a week to the Company.

As of the date of this prospectus, Superior Venture Corporation has 10,000,000 shares of $0.001 par value common stock issued and outstanding.

Superior Venture Corporation has administrative offices located on the premises of our President, Michael Moore, which he provides on a rent free basis.  The address is 1937 E. Mineral Avenue, Centennial, Colorado 80122.

Superior Venture Corporation’s fiscal year end is April 30.

The Offering

The following is a brief summary of this offering.  Please see the “Plan of Distribution” section for a more detailed description of the terms of the offering.

Securities Being Offered:

5,000,000 shares of common stock, par value $.001

Offering Price per Share:

$.01

Offering Period:

The shares are being offered for a period not to exceed 180 days.  In the event we do not sell all of the shares before the expiration date of the offering, all funds raised will be promptly returned from the escrow account and returned to the investors, without interest or deduction.

Escrow Account:

The subscription proceeds from the sale of the shares in this offering will be payable to “Law Office of Clifford J. Hunt P.A. Trust Account IOTA” and will be deposited in a non-interest bearing law office trust bank account until all offering proceeds are raised. All subscription agreements and checks ~~are irrevocable and~~ should be delivered to Law Office of Clifford J. Hunt P.A. Failure to do so will result in checks being returned to the investor who submitted the check. Superior Venture Corporation escrow agent, Law Office of Clifford J. Hunt P.A., acts as legal counsel for Superior Venture Corporation and is therefore not an independent third party.

Net Proceed to Company:

$50,000

Use of Proceeds:

We intend to use the proceeds to expand our business operations.

Number of Shares Outstanding

Before the Offering:

10,000,000 common shares

Number of Shares Outstanding

After the Offering:

15,000,000 common shares

The offering price of the common stock bears no relationship to any objective criterion of value and has been arbitrarily determined. The price does not bear any relationship to Superior Venture Corporation assets, book value, historical earnings, or net worth.

Superior Venture Corporation will apply the proceeds from the offering to pay for accounting fees, legal and professional fees, equipment, office supplies, salaries/contractors, sales and marketing, and general working capital.

The Company has not presently secured an independent stock transfer agent. Superior Venture Corporation has identified several agents to retain that will facilitate the processing of the certificates upon closing of the offering.

The purchase of the common stock in this offering involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for Superior Venture Corporation common stock exists. Please refer to the sections herein titled “Risk Factors” and “Dilution” before making an investment in this stock.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial data derived from Superior Venture Corporation financial statements. The accompanying notes are an integral part of these financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus.

As shown in the financial statements accompanying this prospectus, Superior Venture Corporation has had no revenues to date and has incurred only losses since its inception.  The Company has had no operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

Statements of operations data

Superior Venture Corporation

(A Development Stage Corporation)

Statement of Operations

For the Period from April 27, 2010 (Date of Inception) through April 30, 2010

Revenue:
Sales	$-
-

Expenses:
Selling, general and administrative	100
-

Net loss	$(100)

Net loss per common share, basic and diluted	$0.00

Weighted average number of common shares, basic and diluted	10,000,000

The accompanying notes are an integral part of the financial statements.

RISK FACTORS

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative in nature. Following are what we believe are all of the material risks involved if you decide to purchase shares in this offering.

RISKS ASSOCIATED WITH OUR COMPANY:

MICHAEL MOORE, THE SOLE OFFICER AND DIRECTOR OF THE COMPANY, CURRENTLY DEVOTES APPROXIMATELY 10 HOURS PER WEEK TO COMPANY MATTERS.  HE DOES NOT HAVE ANY PUBLIC COMPANY EXPERIENCE AND IS INVOLVED IN OTHER BUSINESS ACTIVITIES.  THE COMPANY'S NEEDS COULD EXCEED THE AMOUNT OF TIME OR LEVEL OF EXPERIENCE HE MAY HAVE.  THIS COULD RESULT IN HIS INABILITY TO PROPERLY MANAGE COMPANY AFFAIRS, RESULTING IN OUR REMAINING A START-UP COMPANY WITH NO REVENUES OR PROFITS.

Our business plan does not provide for the hiring of any additional employees until revenue will support the expense, which is estimated to be the third quarter of operations. Until that time, the responsibility of developing the company's business, offering and selling of the shares through this prospectus, and fulfilling the reporting requirements of a public company all fall upon Michael Moore. While Mr. Moore has business experience including management, he does not have experience in a public company setting, including serving as a principal accounting officer or principal financial officer. We have not formulated a plan to resolve any possible conflict of interest with his other business activities. In the event he is unable to fulfill any aspect of his duties to the company we may experience a shortfall or complete lack of revenue resulting in little or no profits and eventual closure of the business.

SINCE WE ARE A DEVELOPMENT STAGE COMPANY, THE COMPANY HAS GENERATED NO REVENUES AND DOES NOT HAVE AN OPERATING HISTORY; AN INVESTMENT IN THE SHARES OFFERED HEREIN IS HIGHLY RISKY AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT IF WE ARE UNSUCCESSFUL IN OUR BUSINESS PLANS.

The Company was incorporated on April 27, 2010; we have not yet commenced our business operations and we have not yet realized any revenues. We have no operating history upon which an evaluation of our future prospects can be made. Based upon current plans, we expect to incur operating losses in future periods as we incurred significant expenses associated with the initial startup of our business. Further, we cannot guarantee that we will be successful in realizing revenues or in achieving or sustaining positive cash flow at any time in the future. Any such failure could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which would dilute the value of any shares you purchase in this offering.

As shown in the financial statements accompanying this prospectus, Superior Venture Corporation has had no revenues to date and has incurred only losses since its inception.  The Company has had no operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

WE DO NOT YET HAVE ANY SUBSTANTIAL ASSETS AND ARE TOTALLY DEPENDENT UPON THE PROCEEDS OF THIS OFFERING TO FULLY FUND OUR BUSINESS.  IF WE DO NOT SELL THE SHARES IN THIS OFFERING WE WILL HAVE TO SEEK ALTERNATIVE FINANCING TO COMPLETE OUR BUSINESS PLANS OR ABANDON THEM.

Superior Venture Corporation has limited capital resources. To date, the Company has funded its operations from limited funding and has not generated sufficient cash from operations to be profitable.  Unless Superior Venture Corporation begins to generate sufficient revenues to finance operations as a going concern, Superior Venture Corporation may experience liquidity and solvency problems.  Such liquidity and solvency problems may force Superior Venture Corporation to cease operations if additional financing is not available. No known alternative resources of funds are available to Superior Venture Corporation in the event it does not have adequate proceeds from this offering. However, Superior Venture Corporation believes that the net proceeds of the Offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months.

WE CANNOT PREDICT WHEN OR IF WE WILL PRODUCE REVENUES, WHICH COULD RESULT IN A TOTAL LOSS OF YOUR INVESTMENT IF WE ARE UNSUCCESSFUL IN OUR BUSINESS PLANS.

We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise our initial capital through this offering. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this offering. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business. As a result, you could lose all of your investment if you decide to purchase shares in this offering and we are not successful in our proposed business plans.

OUR CONTINUED OPERATIONS DEPEND ON THE MARKETS ACCEPTANCE OF OUR PRODUCTS. IF THE MARKET DOES NOT FIND OUR PRODUCTS DESIRABLE AND SUITABLE FOR PURCHASE AND WE CANNOT ESTABLISH A CUSTOMER BASE, WE MAY NOT BE ABLE TO GENERATE ANY REVENUES, WHICH COULD RESULT IN A FAILURE OF OUR BUSINESS AND A LOSS OF ANY INVESTMENT YOU MAKE IN OUR SHARES.

The ability to offer products that the market accepts and is willing to purchase is critically important to our success. We cannot be certain that the products we offer will be accepted by the market.  As a result, there may not be any demand and our revenue stream could be limited and we may never realize any revenues. In addition, there are no assurances that the Company will generate revenues in the future even if we alter our marketing efforts and pursue alternative revenue generating products in the future.

THE LOSS OF THE SERVICES OF MICHAEL MOORE COULD SEVERELY IMPACT OUR BUSINESS OPERATIONS AND FUTURE DEVELOPMENT OF OUR BUSINESS MODEL, WHICH COULD RESULT IN A LOSS OF REVENUES AND YOUR INABILITY TO EVER SELL ANY SHARES YOU PURCHASE IN THIS OFFERING.

Our performance is substantially dependent upon the professional expertise of our President, Michael Moore. If he were unable to perform his services, this loss of the services could have an adverse effect on our business operations, financial condition and operating results if we are unable to replace his with another individual qualified to develop and market our services. The loss of his services could result in a loss of revenues, which could result in a reduction of the value of any shares you purchase in this offering.

THE WINE PRODUCTION AND SALES MARKETPLACE IS HIGHLY COMPETITIVE. IF WE CAN NOT DEVELOP AND MARKET DESIRABLE SERVICES THAT THE MARKET AND OTHER BUSINESSES ARE WILLING TO PURCHASE, WE WILL NOT BE ABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS MAY BE ADVERSELY AFFECTED AND WE MAY NEVER BE ABLE TO GENERATE ANY REVENUES.

Superior Venture Corporation has many potential competitors in the wine production and sales marketplace.  We consider the competition is competent, experienced, and they have greater financial and marketing resources than we do at the present. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the marketing of their services than are available to us.

Some of the Company’s competitors also offer a wider range of products; have greater name recognition and more extensive customer bases than the Company.  These competitors may be able to respond more quickly to new or changing opportunities and manufacturing technologies, undertake more extensive marketing activities, offer terms that are more attractive to customers and adopt more aggressive pricing policies than the Company.  Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their visibility.  The Company expects that new competitors or alliances among competitors have the potential to emerge and may acquire significant market share.  Competition by existing and future competitors could result in an inability to secure adequate market share sufficient to support Superior Venture’s endeavors.  Superior Venture cannot be assured that it will be able to compete successfully against present or future competitors or that the competitive pressure it may face will not force it to cease operations.  As a result, you may never be able to liquidate or sell any shares you purchase in this offering.

SUPERIOR VENTURE CORPORATION MAY NOT BE ABLE TO ATTAIN PROFITABILITY WITHOUT ADDITIONAL FUNDING, WHICH MAY BE UNAVAILABLE.

Superior Venture Corporation has limited capital resources. Unless Superior Venture Corporation begins to generate sufficient revenues to finance operations as a going concern, Superior Venture Corporation may experience liquidity and solvency problems. Such liquidity and solvency problems may force Superior Venture Corporation to cease operations if additional financing is not available. No known alternative resources of funds are available to Superior Venture Corporation in the event it does not have adequate proceeds from this offering. However, Superior Venture Corporation believes that the net proceeds of the Offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months.

RISKS ASSOCIATED WITH THIS OFFERING

WE ARE SELLING THIS OFFERING WITHOUT AN UNDERWRITER AND MAY BE UNABLE TO SELL ANY SHARES. UNLESS WE ARE SUCCESSFUL IN SELLING THE SHARES AND RECEIVING THE PROCEEDS FROM THIS OFFERING, WE MAY HAVE TO SEEK ALTERNATIVE FINANCING TO IMPLEMENT OUR BUSINESS PLANS AND YOU WOULD RECEIVE A RETURN OF YOUR ENTIRE INVESTMENT.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director, who will receive no commissions. He will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that he will be able to sell any of the shares. In the event we do not sell all of the shares before the expiration date of the offering, all funds raised will be promptly returned to the investors, without interest or deduction.

DUE TO THE LACK OF A TRADING MARKET FOR OUR SECURITIES, YOU MAY HAVE DIFFICULTY SELLING ANY SHARES YOU PURCHASE IN THIS OFFERING.

There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Superior Venture Corporation or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

INVESTORS IN THIS OFFERING WILL BEAR A SUBSTANTIAL RISK OF LOSS DUE TO IMMEDIATE AND SUBSTANTIAL DILUTION

The principal shareholder of Superior Venture Corporation is Michael Moore who also serves as its Director, President, Secretary, and Treasurer.  Mr. Moore acquired 10,000,000 restricted shares of Superior Venture Corporation common stock at a price per share of $0.001 for a $10,000 equity investment.  Upon the sale of the common stock offered hereby, the investors in this offering will experience an immediate and substantial “dilution.”  Therefore, the investors in this offering will bear a substantial portion of the risk of loss. Additional sales of Superior Venture Corporation common stock in the future could result in further dilution. Please refer to the section titled “Dilution” herein.

PURCHASERS IN THIS OFFERING WILL HAVE LIMITED CONTROL OVER DECISION MAKING BECAUSE MICHAEL MOORE, SUPERIOR VENTURE CORPORATION’S OFFICER, DIRECTOR AND SHAREHOLDER CONTROLS ALL OF SUPERIOR VENTURE CORPORATION ISSUED AND OUTSTANDING COMMON STOCK.

Presently, Michael Moore, Superior Venture Corporation’s President, Secretary, and Treasurer and Director beneficially owns 100% of the outstanding common stock. Because of such ownership, investors in this offering will have limited control over matters requiring approval by Superior Venture Corporation security holders, including the election of directors. Mr. Moore would retain 67% ownership in Superior Venture Corporation common stock assuming the maximum offering is attained.  Such concentrated control may also make it difficult for Superior Venture Corporation stockholders to receive a premium for their shares of Superior Venture Corporation common stock in the event Superior Venture Corporation enters into transactions, which require stockholder approval. In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Superior Venture Corporation. For example, Nevada law provides that not less than two-thirds vote of the stockholders is required to remove a director for cause, which could make it more difficult for a third party to gain control of the Board of Directors. This concentration of ownership limits the power to exercise control by the minority shareholders.

WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE.  WITHOUT REVENUE WE MAY NOT BE ABLE TO REMAIN IN COMPLIANCE, MAKING IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES, IF AT ALL.

Our business plan allows for the estimated $5,500 cost of this Registration Statement to be paid from our cash on hand. We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.

This prospectus contains forward-looking statements about Superior Venture Corporation business, financial condition, and prospects that reflect Superior Venture Corporation management’s assumptions and beliefs based on information currently available. Superior Venture Corporation can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of Superior Venture Corporation assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within Superior Venture Corporation’s control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the wine varietals that Superior Venture Corporation expects to market, Superior Venture Corporation’s ability to establish a customer base, managements’ ability to raise capital in the future, the retention of key employees and changes in the regulation of the industry in which Superior Venture Corporation functions.

There may be other risks and circumstances that management may be unable to predict to sustain operations. When used in this prospectus, words such as, “believes,” “expects,” “intends,” “plans,” “anticipates,” “estimates” and similar expressions are intended to identify and qualify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

USE OF PROCEEDS

USE OF PROCEEDS

Selling all of the shares in the offering will result in $50,000 gross proceeds to Superior Venture Corporation.  We expect to disburse the proceeds from this offering in the priority set forth below within the first 12 months after successful completion of this offering:

Superior Venture Corporation intends to use the proceeds from this offering as follows:

Application of Proceeds	$	% of total

Total Offering Proceeds	50,000	100.00

Offering Expenses
Legal & Professional Fees	1,500	3.00
Accounting Fees	2,500	5.00
Edgar Fees	700	1.40
Blue-sky fees	800	1.60
Total Offering Expenses	5,500	11.00

Net Proceeds from Offering	44,500	89.00

Use of Net Proceeds
Accounting Fees	3,000	6.00
Legal and Professional Fees	1,000	2.00
Production Expenses	20,500	41.00
Office Supplies	500	1.00
Salaries/Contractors [1]	6,500	13.00
Sales and Marketing	9,500	19.00
Working Capital [2]	3,500	7.00
Total Use of Net Proceeds	44,500	89.00

Total Use of Proceeds	50,000	100.00

Notes:

1 The category of Salaries/Contractors is allocated for the purpose of paying potential part-time employees or contracted employees.  None of the proceeds allocated in this category are intended to pay the CEO.

2 The category of General Working Capital may include, but is not limited to, postage, telephone services, overnight delivery services and other general operating expenses.

Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations. We currently consider the foregoing project our priority and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities management may use reallocated funds should we determine that our business will benefit more from such expenditures.   Accordingly, our management will have discretion in the application of proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to Superior Venture Corporation’s assets, book value, historical earnings, or net worth. In determining the offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this offering.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Superior Venture Corporation’s issued and outstanding stock. This is due in part because of the common stock issued to the Superior Venture Corporation officer, director, and employee totaling 10,000,000 shares at par value $0.001 per share versus the current offering price of $0.01 per share. Please refer to the section titled “Certain Transactions”, herein, for more information. Superior Venture Corporation net book value on April 30, 2010 was $3,900. Assuming all 5,000,000 shares offered are sold, and in effect Superior Venture Corporation receive the maximum estimated proceeds of this offering from shareholders, Superior Venture Corporation net book value will be approximately $0.004 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $0.006 per share while the Superior Venture Corporation present stockholder will receive an increase of $0.003 per share in the net tangible book value of the shares that he holds. This will result in a 60.00% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individual who purchased shares in Superior Venture Corporation previously:

Maximum
Offering

Book Value Per Share Before the Offering	$0.001

Book Value Per Share After the Offering	$0.004

Net Increase to Original Shareholders	$0.003

Decrease in Investment to New Shareholders	$0.006

Dilution to New Shareholders (%)	60.00%

PLAN OF DISTRIBUTION

Offering will be Sold by Our Officer and Director

This is a self-underwritten offering. This Prospectus is part of a Prospectus that permits our officer and director to sell the Shares directly to the public, with no commission or other remuneration payable to him for any Shares he sells. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. Michael Moore, the sole officer and director, will sell the shares and intends to offer them to friends, family members and acquaintances. In offering the securities on our behalf, Mr. Moore will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.  In his endeavors to sell this offering, Mr. Moore does not intend to use any mass-advertising methods such as the Internet or print media.

Mr. Moore will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth the conditions under which a person associated with an Issuer, may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a.

Mr. Moore is an officer and director and is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39)of the Act, at the time of his participation; and

b.

Mr. Moore is an officer and director and will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.

Mr. Moore is an officer and director and is not, nor will he be at the time of his participation in the offering, an associated person of a broker-dealer; and

d.

Mr. Moore is an officer and director and meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) (a) (4) (iii).

Our officer, director, control person and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

Superior Venture Corporation (“Company”) is offering on a best-efforts basis a maximum of 5,000,000 shares of its common stock at a price of $0.01 per share. This is the initial offering of Common Stock of Superior Venture Corporation and no public market exists for the securities being offered.  The Company is offering the shares on a “self-underwritten”, best-efforts all-or-none basis directly through our officer and director.  The shares will be offered at a fixed price of $.01 per share for a period not to exceed 180 days from the date of this prospectus. There is no minimum number of shares required to be purchased. This offering is on a best effort, all-or-none basis, meaning if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be returned to investors, without interest or deduction.  Michael Moore, the sole officer and director of Superior Venture Corporation, intends to sell the shares directly.  No commission or other compensation related to the sale of the shares will be paid to our officer and director.  The intended methods of communication include, without limitations, telephone, and personal contact.  For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

The officer and director of the issuer and any affiliated parties thereof will not participate in this offering.

The offering shall terminate on the earlier of (i) the date when the sale of all 5,000,000 shares is completed or (ii) one hundred and eighty (180) days from the date of this prospectus.  Superior Venture Corporation will not extend the offering period beyond one hundred and eighty (180) days from the effective date of this prospectus.

There can be no assurance that all, or any, of the shares will be sold. As of the date of this Prospectus, Superior Venture Corporation has not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if Superior Venture Corporation were to enter into such arrangements, Superior Venture Corporation will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named in the prospectus.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which Superior Venture Corporation has complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of the date of this Prospectus, Superior Venture Corporation has not identified the specific states where the offering will be sold. Superior Venture Corporation will file a pre-effective amendment indicating which state(s) the securities are to be sold pursuant to this registration statement.

Deposit of Offering Proceeds

The subscription proceeds from the sale of the shares in this offering will be payable to Law Office of Clifford J. Hunt P.A. Trust Account IOTA (“Trust Account”) and will be deposited in a non-interest bearing law firm trust bank account. All subscription agreements and checks ~~are irrevocable and~~ should be delivered to Law Office of Clifford J. Hunt P.A., 8200 Seminole Blvd., Seminole, Florida 33772.  Failure to do so will result in checks being returned to the investor, who submitted the check. All subscription funds will be held in the Trust Account pending and no funds shall be released to Superior Venture Corporation until such a time as the entire offering is sold. If the entire offering is not sold, and proceeds received within one hundred and eighty (180) days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. The fee of the Escrow Agent is $1,000.00. (See Exhibit 99(b)).

Procedures and Requirements for Subscription

Prior to the effectiveness of the Registration Statement, the Issuer has not provided potential purchasers of the securities being registered herein with a copy of this prospectus.  Investors can purchase common stock in this offering by completing a Subscription Agreement (attached hereto as Exhibit 99(a)) and sending it together with payment in full to Law Office of Clifford J. Hunt P.A. Trust Account IOTA, 8200 Seminole Blvd., Seminole, Florida 33772.  All payments are required in the form of United States currency either by personal check, bank draft, or by cashier’s check. There is no minimum subscription requirement. ~~All subscription agreements and checks are irrevocable~~. Superior Venture Corporation reserves the right to either accept or reject any subscription. Any subscription rejected within this 30-day period will be returned to the subscriber within five business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once Superior Venture Corporation accepts a subscription, the subscriber cannot withdraw it.

DESCRIPTION OF SECURITIES

Superior Venture Corporation’s authorized capital stock consists of 5,000,000 shares of preferred stock with a par value $.001, and 70,000,000 shares of common stock with a par value $.001 per share.

PREFERRED STOCK

Superior Venture Corporation has no current plans to either issue any preferred stock or adopt any series, preferences, or other classification of the 5,000,000 shares of preferred stock authorized with a par value $.001 as stated in the Articles of Incorporation.  The Board of Directors is authorized to (i) provide for the issuance of shares of the authorized preferred stock in series and (ii) by filing a certificate pursuant to the laws of Nevada, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, all without any further vote or action by the stockholders. Any shares of issued preferred stock would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of the company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that potentially some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

COMMON STOCK

Superior Venture Corporation’s authorized capital stock consists of 70,000,000 shares of common stock, with a par value of $0.001 per share.

The holders of our common stock:

1.

Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors;

2.

Are entitled to share ratably in all of assets available for distribution to holders of common stock upon liquidation, dissolution, or winding up of corporate affairs;

3.

Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

4.

Are entitled to one vote per share on all matters on which stockholders may vote.

~~All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non assessable.~~

NON-CUMULATIVE VOTING

Holders of Superior Venture Corporation common stock do not have cumulative voting rights. Cumulative voting rights are described as holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Superior Venture Corporation directors.

PREEMPTIVE RIGHTS

No holder of any shares of Superior Venture Corporation stock has preemptive or preferential rights to acquire or subscribe for any shares not issued of any class of stock or any unauthorized securities convertible into or carrying any right, option, or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

CASH DIVIDENDS

As of the date of this prospectus, Superior Venture Corporation has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions. Superior Venture Corporation does not intend to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in business operations.

REPORTS

After this offering, Superior Venture Corporation will furnish its shareholders with annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports.

INTEREST OF NAMED EXPERTS AND COUNSEL

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our audited financial statement for the period from inception to April 30, 2010, included in this prospectus has been audited by Peter Messineo Certified Public Accountant, PCAOB- and CPAB-Registered Auditor, 1982 Otter Way, Palm Harbor, Florida 34685.  We included the financial statements and report in their capacity as authority and experts in accounting and auditing.

The Law Office of Clifford J. Hunt P.A., 8200 Seminole Blvd., Seminole, Florida 33772, has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering.

DESCRIPTION OF OUR BUSINESS

General Information

Superior Venture Corporation was incorporated in the State of Nevada on April 27, 2010 under the same name. Since inception, Superior Venture Corporation has not generated revenues and has accumulated losses in the amount of $(100) as of April 30, 2010. Superior Venture Corporation has never been party to any bankruptcy, receivership or similar proceeding, nor has it undergone any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets not in the ordinary course of business.

Superior Venture Corporation has yet to commence planned operations. ~~to any significant measure.~~ As of the date of this Registration Statement, Superior Venture Corporation has had only limited start-up operations and has not generated revenues. The Company will not be profitable until it derives sufficient revenues and cash flows from services.  Superior Venture Corporation believes that, if it obtains the proceeds from this offering, it will be able to implement the business plan and conduct business pursuant to the business plan for the next twelve months.

Superior Venture Corporation’s administrative office is located at 1937 E. Mineral Avenue, Centennial, Colorado 80122.

Superior Venture Corporation’s fiscal year end is April 30.

Business Overview

Superior Venture Corporation is a Nevada Corporation with a principal business objective of producing and selling wine varietals.  The Company does not have any agreements and it has not had any discussions with specific growers and wineries.

Producing wines that are both well balanced and possessing clearly projected aromas, combined with stylistic packaging; Superior Venture plans to position itself in the market place by branding our product and leaving the consumer with an eclectic impression.  We hope ~~plan~~ to produce and promote an elevation of chic sophistication while maintaining selections that are innovative and progressive with a multiplicity in its flavors and sensations. The Company hopes to initially sell our products in the greater Denver and surrounding areas.  These efforts will initially will be the responsibility of the president where he hopes to distribute the products through associations, word-of-mouth, developed business relationships and small local distributors.  Efforts will continue in hopes of establishing relationships with distributors and large retailers.

The target audience of Superior Venture consists of a broad base, which encompasses almost all wine drinkers as a whole.  The Company will not discriminate on style or varietals while we plan to appeal to the palates of all consumers in the 21 to 65 year age bracket.

Product Development

Superior Venture plans to offer two wine varietals during the next twelve months and plans to add two more varieties in the next 24 months.  Initially, we plan to offer two varietals such as Cabernet Sauvignon, Chardonnay or a Merlot.  Within 24 months we plan to offer a total of four wines including blends.  A “Varietal” describes wines made primarily from a single named grape variety, and which typically displays the name of that variety on the wine label capitalized.  When blends are used it is referred to as a variety.

~~The Company has identified several growers and wineries to work with to produce our wines.~~  While the Company has identified several growers and wineries we hope to work with to produce our products, the Company does not have any agreements and it has not had any discussions with specific growers or wineries.  It is imperative that Superior Venture constantly monitor changing consumer demands and consumption patterns in an effort to offer products that are in the highest demand.  Increased availability of wine in supermarkets is also spiking household wine consumption and demand shifts.  At times the industry is affected by oversupply and the result is intense price pressures.  Another factor is consumers, including women, which account for a large market segment that is experimenting with new varieties of wine instead of just choosing the traditional grape wine.  The goal of the Company in the Product Development department is to produce products that our target market will choose as their choice of alcoholic beverage.

Industry Analysis

According to New Reporting by Global Industry Analysts, Inc.; Global Wine Consumption is expected to exceed 26.2 billion liters by the end of 2010(source http://winemarketer.com/wine-consumption-to-exceed-262-billion-litres.html and additional detailed reports can be found by visiting  http://www.strategyr.com/Wine_Market_Report.asp.  The global wine market is currently observing steady consumption growth across most markets and wine sectors growing at a compounded annual rate of about 1.26% over the period from 2001 through 2010.  In addition, the number of producing wineries in America has grown significantly over the past few decades.  In 1980, there were approximately 900 wineries in America.  That number grew to over 2,100 in 2000, and has now reached over 6,100 wineries spread among all fifty states. Overall, these statistics reflect the vitality of the wine industry as a whole in the United States.

Overall, wine consumption rose 3.8% to 268.1 million 9-liter cases in the early and mid 2000’s.  For the first time in history, an entire generation has chosen wine as their alcohol of choice.  The trend is that the wine market is getting younger and their demands will be drastically different from the past.  The increased popularity of wine is also due to ongoing studies linking moderate consumption of wine to decreased risk of heart disease, cancer, and stroke.  In addition, the antioxidants found in red wine appear to be one of protection and prevention of disease.  Despite a difficult economy, this type of news fares well for the industry as a whole because any correlation that a consumer product has with a person's well being tends to transcend itself to the bottom line.  With increased industry awareness and mainstreaming of the product comes additional outlets where wine can be purchased.  In addition to the increase of Internet and mail order purchases boosted by the abovementioned law changes, the industry has also benefited from the sale of wine at relatively inexpensive price points in retailer establishments such as grocery stores and Wal-Mart.

Champagne & sparkling wine continued to gain market share within the last decade.  Within this timeframe, imports are increasing at a faster pace than their domestic counterparts which is a similar trend in the table wine market.  The increased use of sparkling wine as an ingredient in cocktails along with its year round popularity is fueling the growth in the category

Marketing

Superior Venture has a goal of clearly differentiated ourselves in the marketplace by incorporating a variety of target market specific marketing strategies.  The goal of these strategies is to capture immediate market share while branding our products for long-term acceptance and brand loyalty.  This section details our creative, innovative, progressive, and aggressive sales and marketing strategies.

Our initial target market is an end consumer that has disposable income and college educated.  Initial due diligence reveled that these ideal customers are more likely to be wine-educated, enjoy dining out, and regularly entertain friends or business associates.  In the last decade, wine has enjoyed an increasingly positive image from consumers and media outlets.  The May 2005 Supreme Court ruling in favor of interstate wine sales was a boon to thousands of American wineries.  In addition, the decision had a favorable impact on public opinion and awareness of wine.  In a Gallup poll taken several weeks after the ruling, consumers named wine over beer as America’s most popular alcoholic beverage.  Retail sales of wine were $23.1 billion in 2004 representing an increase of 6.7% from 1999 to 2004 (Adams Handbook).  According to New Report by Global Industry Analysts, Inc., global wine consumption is to exceed 26.2 billion liters by 2010, growing at a compounded annual rate of about 1.26% over the period 2001 through 2010.  The strong growth coincided with an increasing adult population and more specifically a significant increase in the age 50 and up population.   This age group now has children that are now of age and are adopting wine as their parents did three decades ago.  Based on our due diligence and the statistical data; Superior Venture intends to target this segment.  Additionally, there is a relatively new trend that overall, the wine market is getting younger, and this segment is largely overlooked by most of our competitors.

Marketing Strategy

~~Superior Venture plans to initiate an aggressive, high-voltage and innovative sales and marketing strategy to achieve quick market penetration and brand recognition.~~  The umbrella sales and marketing campaign we have planned at the present includes a combination of direct sales and mass marketing.  Our marketing tactics will vary according to our targeted segment.  We have divided our targeted segments into six groups:

•

Distributors

•

Retailers – including food and specialty stores

•

Restaurants – bars, lounges, and clubs

•

Media – including newspapers and specialty publications

•

Networking – individuals and associations

•

End Consumer

Target Market Segmentation

Our initial target market is Adults aged 45 ~~50~~ and up~~.  Since 2000,~~  This group accounts for over 55% of persons over the age of 15 (source: American Generations; http://www.winebusiness.com/wbm/?go=getArticle&datald=63766).  The second segment we have identified is the ~~children of the aged 50 and over segment who are now adults~~  generation-Xers (age 33-44) and millennials (age 15-32).  Statistics reveal that they are adopting wine as their parents did three decades ago.  “The greatest growth and the most optimistic conclusions from the survey come from millennials, ages 15 to 32.  They and the generation-Xers accounted for what Gillespie (John Gillespie – President of the industry sponsored group) described as “Stunning growth in the core wine-drinking population”.  In 2008, nearly half of the millennial segment reported a net 23 percent increase in wine consumption- double that of generation-Xers against minimal or declining figures for the aging baby boomers.  Gillespie described this trend as a “trade-off” phenomenon, where better than 10 percent of wine drinkers, primarily generation-Xers, are increasing total wine consumption at the expense of beer and spirits” (source: http://www.winebusiness.com/wbm/?go=getArticle&data=63766).  The third specific target market of Superior Venture is women, because they have historically purchased 64% of all table wines.

Consumers typically become wine-educated through a combination of classes, books, and experimenting with drinking wine.  In addition to identifying the end consumer, the Company intends to target the various establishments and restaurants the consumer frequents.  This includes clubs, bars, restaurants, and events.  ~~In addition to targeting and marketing to individuals, management is well seasoned on marketing to various business segments.~~  Initial efforts will target wholesale distributors who are responsible for selling wine to ~~premier~~ restaurants, bars, lounges and wine shops~~.   located throughout the nation.~~  Another market segment group management has targeted is in-state restaurant managers and suppliers.  Efforts will focus on restaurants that carry a variety of premium wines.  This market segment approach will rely on networking and nurturing existing relationships.  A more defined, but lucrative target market includes local wine shops.  The Company is looking for specialty wine shops, franchised wine shops and liquor shops that focus on carrying premium wines.

Promotion Strategy

In general, the wine industry business has historically been marketed and products packaged in the classical sense.  Management believes that by incorporating a ~~“high voltage” attitude in creating a~~ more stylistic packaging, and encompassing that same attitude in overall branding, that we will leave the consumer with a more indelible impression.   ~~and differentiate ourselves from the competition.~~  From the wine packaging, case inserts, brochures, posters, outdoor advertising, case cards, web sites, internet banners, and email solicitations we will portray the same high energy message.  ~~Points of promotion include:~~

~~•~~

~~Celebrities being seen with our products~~

~~•~~

~~Appearances on television shows and specifically reality TV shows~~

~~•~~

~~Feature films~~

Sales Strategy

Initially, all sales will be the responsibility of our President Michael Moore.  He will continue to run a prudent marketing campaign until revenues enable the Company to hire additional personnel.  As soon as practical, the plan is to direct a sales force that will consist of a national sales account manager and two account executives.  Even at this juncture, the philosophy will be to run a lean and goal oriented sales force focused on results and solidifying distributor relationships.  An industry-seasoned team which employs a philosophy of aggressive brand awareness will be imperative.  The goal is for creating, implementation, and servicing consumer and trade brand awareness programs.  Programs will include increased media out-reach and product placement programs.  The entire sales team will work in concert with public relations efforts to ensure consistent and persistent efforts that support company goals.

Growth Strategy of the Company

In structuring the Company, the goal is to realistically offer enough products to allow us to always be in demand in the marketplace.  A key factor to our long-term success is to continuously develop future products that are in market demand with the ultimate goal of branding repeat and loyal customers.  ~~Understanding the desires of our target market segments and constantly reinventing innovative marketing efforts should enable the Company to realize a competitive advantage.~~

Competitor Analysis

Superior Venture Corporation has many potential competitors in the wine industry.  We consider the competition is competent, experienced, and they have greater financial and marketing resources than we do at the present. Our ability to compete may be adversely affected by the ability of these competitors to devote greater resources to the marketing of their products than are available to our Company.   Some of the Company’s competitors also offer a wider scope of products and services and have greater name recognition.

Superior Venture has many established competitors in the wine industry.  Key players dominating the global wine market include Bacardi Limited, Brown-Forman Corporation, Castel Group, Constellation Brands Inc., Robert Mondavi Winery, Hardy Wine Company, E.& J. Gallo Winery, Boizel Chanoine Champagne, Maison Burtin, Kendall-Jackson Wine Estates Ltd, LVMH Moët Hennessy - Louis Vuitton S.A., Remy Cointreau Group, Pernod Ricard Groupe, Pernod Ricard UK, Foster’s Group Limited, Vina Concha y Toro, Australian Vintage Ltd, and Warburn Estate, among others.

Industry reports suggest that in the coming years wine is set to make gains in both developed and emerging markets at the cost of other alcoholic beverages (source http://winemarketer.com/wine-consumption-to-exceed-262-billion-litres.html and additional detailed reports can be found by visiting  http://www.strategyr.com/Wine_Market_Report.asp.  Competition is likely to intensify with the proliferation of new players, and focus on high intensity advertising and marketing campaigns.  Speculation is that current players may attempt to leverage their respective competitive position in the market. The increasing use of Internet and on-line sales of wines are also expected to provide excellent growth opportunities.

12 Month Growth Strategy and Milestones

The Company planned the goals and milestones based on raising $50,000 through the offering.  We have prudently budgeted the $50,000 to sustain operations for a twelve-month period. The funds raised from this public offering have been prudently budgeted to sustain operations for a twelve month period following the closing of the offering.  The Company hopes to start generating revenue approximately nine months after the placement of the offering based on sales of our products.   ~~The Company believes it will start to generate revenue approximately six months after closing of the private placement.~~

Note: The Company planned the milestones based on quarters following the closing of the offering.

Quarter

0-3 Months

-

Assess and finalize list of production facilities

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Assess and finalize list of growers

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Evaluate hiring designer for logo and labels

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Evaluate hiring of web designer

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Evaluate and hire company to produce marketing and promotional material

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Due diligence of distributors

- Finalize sales and marketing material
- Secure web domain - Research local, state national laws and regulations for licenses and insurances

4-6 Months
- Finalize web site development

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Initiate contact with distributors

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Finalize marketing and promotion material

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Increase efforts with direct marketing campaign to targeted markets

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Perform due diligence on direct marketing campaign to other markets

- Finalize logo and label design - Secure contract with grower(s) - Secure production agreement

7-9 Months
- Initiate two-year marketing plan utilizing a commissioned sales force.

-

Continue efforts with segmented marketing campaign

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Receive shipment of first cases of production run

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Focus on web sales

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Market: retailers, restaurants and end consumers

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Initiate media campaign

10-12 Months

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Evaluate production of two additional wines with growers and production facility

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Evaluate current label designs and initiate design efforts for next planned wine varieties

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Analyze segmented marketing efforts to date and address necessary deficiencies

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Analyze web-site effectiveness/sales

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Finalize detailed two-year marketing and business plan

Patents and Trademarks

At the present we do not have any patents or trademarks.

Need for any Government Approval of Products or Services

We do not require any government approval for our products.

In the event any of our operations or products requires government approval, we will comply with any and all local, state and federal requirements.

Government and Industry Regulation

We will be subject to federal laws and regulations that relate directly or indirectly to our operations including securities laws. We will also be subject to common business and tax rules and regulations pertaining to the operation of our business.

Liquor and beer distributors in Colorado are required to obtain a Colorado liquor license from the Liquor Enforcement Division. For more information please see the Liquor Enforcement Division Web site.

Liquor taxes are administered by the Taxpayer Service Division and information regarding taxes is available here.

All alcoholic beverages sold by a retailer are subject to Colorado's 2.9% state sales tax as well as any applicable special district or local state-collected sales tax.  Those who sell liquor by the bottle, can, or case, or by the drink must obtain a state sales tax license as well as a liquor license.  Alcohol beverages shipped outside of Colorado by a licensed manufacturer or wholesaler are exempt from the state liquor excise tax.

Colorado law requires wholesalers and manufacturers to keep accurate and complete records of purchases, sales, and transfer activities of alcohol beverages for a period of three years.

Licenses, Permits and Registration

Colorado is a dual licensing authority for the state’s licensed retailers and special event permittees.  Liquor licensing in Colorado requires retailers to first obtain license approval at the local governmental level.  For state only issued licenses (manufacturers, wholesalers, importers and public transportation carriers) the Division conducts all individual background investigations.

Background investigations of liquor license applicants typically include a review of:

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Applicant criminal history

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Liquor license violation history

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Ownership interests in other liquor industry members (Colorado has statutory ownership limitation)

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Tax payment history

The Division's licensing section also processes the following permits and requests:

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Premises modifications

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Location changes

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Trade name changes

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Storage permits

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Delivery permits

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Wine tasting permits

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New product registrations

Research and Development Activities

Other than time spent researching our business and proposed markets and segmentation, the Company has not spent any funds on research and development activities to date.  In the event opportunities arise from our operations, the Company may elect to initiate research and development activities, but the Company has no plans for any activities to date.

Environmental Laws

Our operations are not subject to any Environmental Laws.

Employees and Employment Agreements

We currently have one employee, our executive officer, Michael Moore who currently devotes 10 hours a week to our business and is responsible for the primary operation of our business. There are no formal employment agreements between the company and our current employee.

DESCRIPTION OF PROPERTY

Superior Venture Corporation uses an administrative office located at 1937 E. Mineral Avenue, Centennial, Colorado 80122.  Mr. Moore, the sole officer and director of the Company, provides the office space free of charge and no lease exists.  We consider our current principal office space arrangement adequate and will reassess our needs based upon the future growth of the company.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding nor are we aware of any pending or threatened litigation against us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public market currently exists for shares of our common stock.  Following completion of this offering, we intend to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

PENNY STOCK RULES

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock.  The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act.  The shares will remain penny stocks for the foreseeable future.  The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/his investment.  Any broker-dealer engaged by the purchaser for the purpose of selling his or his shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act.  Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

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Contains a description of the nature and level of risk in the market for penny stock in both Public offerings and secondary trading;

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Contains a description of the broker’s or dealer’s duties to the customer and of the rights

  and remedies available to the customer with respect to a violation of such duties or other       requirements of the Securities Act of 1934, as amended;

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Contains a brief, clear, narrative description of a dealer market, including “bid” and “ask”

  price for the penny stock and the significance of the spread between the bid and ask price;

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Contains a toll-free number for inquiries on disciplinary actions;

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Defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

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Contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

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The bid and offer quotations for the penny stock;

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The compensation of the broker-dealer and its salesperson in the transaction;

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The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

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Monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules.  Therefore, stockholders may have difficulty selling their securities.

REGULATION M

Our officer and director, who will offer and sell the Shares, is aware that he is required to comply with the provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended.  With certain exceptions, Regulation M precludes the officers and directors, sales agents, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

REPORTS

We are subject to certain reporting requirements and will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC.  All reports and information filed by us can be found at the SEC website, www.sec.gov.

STOCK TRANSFER AGENT

We currently do not have a stock transfer agent.  Superior Venture Corporation has identified several agents to retain that will facilitate the processing of the certificates upon closing of the offering.

FINANCIAL STATEMENTS

Peter Messineo Certified Public Accountant 1982 Otter Way Palm Harbor FL 34685 peter@cpa-ezxl.com T 727.421.6268 F 727.674.0511

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:

Superior Ventures Corporation

I have audited the balance sheets of Superior Ventures Corporation as of April 30, 2010 and the related statement of operations, changes in stockholder’s equity, and cash flows for the period April 27, 2010 (date of inception) through April 30, 2010. These financial statements were the responsibility of the Company’s management.  My responsibility was to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements were free of material misstatement.  The Company was not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, I express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Superior Ventures Corporation as of April 30, 2010, and the results of its operations and its cash flows for the period April 27, 2010 (date of inception) through April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has no revenues from operation, has not emerged from the development stage, and is requiring traditional financing or equity funding to commence its operating plan.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Further information and management’s plans in regard to this uncertainty were also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Peter Messineo, CPA

Palm Harbor, Florida

June 30, 2010

Superior Venture Corporation

(A Development Stage Corporation)

Balance Sheet

April 30, 2010

Assets
Cash	$3,900
Total current assets	$3,900

Total assets	$-

Liabilities and Stockholders’ Equity

Stockholders’ Equity:
Preferred stock; $0.001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding	-
Common stock; $0.001 par value; 70,000,000 shares authorized; 10,000,000 shares issued and outstanding	$10,000
Capital in excess of par value	-
Stock Subscription	(6,000)
Accumulated deficit during development stage	(100)
Total stockholders’ equity	3,900
Total liabilities and stockholders’ equity	$3,900

The Accompanying notes are an integral part of the financial statements

F-2

Superior Venture Corporation

(A Development Stage Corporation)

Statement of Operations

For the Period from April 27, 2010 (Date of Inception) through April 30, 2010

Revenue:
Sales	$-
-

Expenses:
Selling, general and administrative	100
-

Net loss	$(100)

Net loss per common share, basic and diluted	$0.00

Weighted average number of common shares, basic and diluted	10,000,000

The accompanying notes are an integral part of the financial statements.

Superior Venture Corporation

(A Development Stage Corporation)

Statements of Stockholders’ Deficit

For the Period from April 27, 2010 (Date of Inception) through April 30, 2010

	Common Stock		Capital in		Accumulated	Total Stockholders’
			Excess of	Stock
	Shares	Amount	Par Value	Subscription	Deficit	Equity

Balance, April 27, 2010 (Date of Inception)		$-	$-	$-	$-	$-
Shares issued	10,000,000	10,000	-	(6,000)		4,000
Net loss for the period April 27, 2010 (Date of Inception) through April 30, 2010	-	-	-	-	(100)	(100)
Balance, April 30, 2010	10,000,000	$10,000	$-	$(6,000)	$(100)	$3,900

The accompanying notes are an integral part of the financial statements.

Superior Venture Corporation

(A Development Stage Corporation)

Statement of Cash Flows

For the Period from April 27, 2010 (Date of Inception) through April 30, 2010

Operating activities
Net loss	$(100)
Adjustments to reconcile net loss to net cash used
by operating activities:
Net cash used by operating activities	(100)

Investing activities
Net cash used by investing activities	0

Financing activities
Issuance of shares	4,000
Net cash provided by financing activities	4,000

Net increase (decrease) in cash and cash equivalents	3,900

Cash and cash equivalents, beginning of period	0

Cash and cash equivalents, end of period	$3,900

Supplemental Information
Cash paid during the period for interest	$0
Cash pair during the period for taxes	$0

The accompanying notes are an integral part of the financial statements.

Superior Venture Corporation

(A Development Stage Corporation)

Notes to Financial Statements

For the Period from April 27, 2010 (Date of Inception) through April 30, 2010

1.	Background Information

Superior Venture Corporation (the “Company”), is a Nevada Corporation, incorporated on April 27, 2010 (Date of Inception) with its corporate headquarters located in Colorado and its year-end is April 30.  The Company has a principal business objective of producing and selling wine varietals.  Producing wines that are both well balanced and possessing clearly projected aromas, combined with stylistic packaging; Superior Venture plans to position itself in the market place by branding our product and leaving the consumer with an eclectic impression.  We plan to produce and promote an elevation of chic sophistication while maintaining selections that are innovative and progressive with a multiplicity in its flavors and sensations.

2.	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  For the period ended April 30, 2010, the Company has had no operations.  As of April 30, 2010, the Company has not emerged from the development stage.  In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability.  The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes until such time that funds provided by operations are sufficient to fund working capital requirements.  The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

The significant accounting policies followed are:

FASB Codification - In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, effective for interim and annual reporting periods ending after September 15, 2009. This statement establishes the Codification as the source of authoritative accounting principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The Codification does not replace or affect guidance issued by the SEC or its staff. As a result of the Codification, the references to authoritative accounting pronouncements included herein in this Annual Report on Form 10-K now refer to the Codification topic section rather than a specific accounting rule as was past practice.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents - All cash, other than held in escrow, is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Research and development expenses - Expenditures for research, development, and engineering of products are expensed as incurred.

Common stock - The Company records common stock issuances when all of the legal requirements for the issuance of such common stock have been satisfied.

Revenue and cost recognition – The Company has no current source of revenue; therefore the Company has not yet adopted any policy regarding the recognition of revenue or cost.

Advertising Costs - The Company’s policy regarding advertising is to expense advertising when incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10), on January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10.  If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Earnings (Loss) Per Share - Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average common shares outstanding for the period. Diluted loss per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants and the conversion of notes payable to common stock. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered antidilutive and thus are excluded from the calculation. At April 30, 2009, the Company did not have any potentially dilutive common shares.

Financial instruments – In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities.  The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 30, 2010. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accounts receivable, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company’s notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

On January 1, 2009, the Company applied ASC 820 for all non-financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company’s financial statements.

Recent accounting pronouncements

On January 1, 2009, the Company adopted ASC 470, Debt with Conversion and Other Options – Cash Conversion (“ASC 470”) (formerly referenced as FASB Staff Position APB No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Where applicable, ASC 470 must be applied retrospectively to all periods presented. The adoption of ASC 470 did not have an impact on the Company’s financial statements.

In August 2009, the Financial Accounting Standards Board or FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (“Topic 820”) - Measuring Liabilities at Fair Value an Update 2009-05. Update 2009-05 amends subtopic 820-10, "Fair Value Measurements and Disclosures- Overall" and provides clarification for the fair value measurement of liabilities in circumstances where quoted prices for an identical liability in an active market are not available. The amendments also provide clarification for not requiring the reporting entity to include separate inputs or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of a liability when estimating the fair value of a liability. Additionally, these amendments clarify that both the quoted price in an active market for an identical liability at the measurement date and the quoted price for an identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are considered Level 1 fair value measurements. These requirements are effective for financial statements issued after the release of Update 2009-05. The Company adopted the requirements on April 27, 2010 and it did not have a material impact on our financial position, results of operations or related disclosures.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

4.	Preferred Stock

The Company's Board of Directors has authorized 5,000,000 million shares of preferred stock with a par value of $0.001 to be issued in series with terms and conditions to be determined by the Board of Directors.

5.	Income Taxes

There is no current or deferred income tax expense or benefit for the period ended April 30, 2010.

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

April 27, 2010 (Date of Inception) through April 30, 2010
Tax benefit at U.S. statutory rate	$-
State income tax benefit, net of federal benefit	-
$-

The Company did not have any temporary differences for the period from April 27, 2010 (Date of Inception) through April 30, 2010.

7. Equity

At the date of incorporation, a stock subscription was received for 10,000,000 shares of its $0.001 common stock, at par for $10,000.   As of April 30, 2010, $4,000 was received.

8. Subsequent Events

At the date of incorporation, a stock subscription was received for 10,000,000 shares of its $0.001 common stock, at par for $10,000, of which $4,000 was received as of April 30, 2010.   The remaining amount, $6,000, was received on May 12, 2010.

No other material subsequent events have occurred since April 30, 2010 that requires recognition or disclosure in these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has a negative current ratio and Company has incurred an accumulated deficit of $100 for the period from inception to April 30, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The following table provides selected financial data about our company for the period from the date of inception through May 12, 2010.  The Balance Sheet Data below reflects subsequent events through  Our AuditorsFor detailed financial information, see the financial statements included in this prospectus.

Balance Sheet Data:

Cash

$  9,900

    Total assets          $  9,900

Total liabilities

$          0

Shareholders’ equity

$  9,900

Other than the shares offered by this prospectus, no other source of capital has been identified or sought.  If we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our director has verbally agreed to advance the company funds to complete the registration process.

Plan of Operation

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has a negative current ratio and Company has incurred an accumulated deficit of $100 for the period from Inception to April 30, 2010. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The future of the Company is dependent upon its ability to obtain financing through this public offering and upon future profitable operations from the development of its planned business.  ~~Management has plans to seek additional capital through a private placement and public offering of its common stock.~~ These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Proposed Milestones to Implement Business Operations

The following milestones are based on the estimates made by management.  The working capital requirements and the projected milestones are approximations and subject to adjustments.  Our 12-month budget is based on minimum operations, which will be completely funded by the $50,000 raised through this offering.  If we begin to generate profits, we will increase our marketing and sales activity accordingly.  ~~We estimate sales to begin approximately six months following closing of the offering.~~  The costs associated with operating as a public company are included in our budget.  The funds raised from this public offering have been prudently budgeted to sustain operations for a twelve month period following the closing of the offering.  The Company hopes to start generating revenue approximately nine months after the placement of the offering based on sales of our products.  Management is responsible for the preparation of the required documents to keep the costs to a minimum.  We plan to complete our milestones as follows:

0- 3 MONTHS

Management plans to assess and finalize list of proposed production facilities and growers.  Securing a web domain and initiating web presence is a key factor to our start-up efforts.  We plan to evaluate and hire a graphics designer for our logo and label designs.  During this timeframe we will perform further due diligence on distributors, restaurants and retailers.  Marketing efforts will consist of initiating contact with identified distributors, restaurants and retailers.  We have budgeted $500 in Sales and Marketing line item in the “Use of Proceeds” section to secure a web domain and research and place an initial deposit with a web designer.  The Company has budgeted $1,500 for Sales/Marketing and promotional material including brochures and flyers.  In addition, we plan to place a deposit with the graphics designer at a cost of $750.  Our overall goal for this timeframe is to continue with efforts to finalizing our marketing material and identify production and growers to produce our products.

4-6 MONTHS

During this timeframe the Company plans to continue efforts with direct marketing and expanding our presence using trade associations.  Most of the expenditures associated with these efforts will amount to lunches, entertainment and related incidentals.  We have budgeted $1,000 in the Sales and Marketing line item to address the costs.  Superior Venture plans to finalize the web site development at an additional cost of $500.  This amount is allotted for in the Sales and Marketing line item in the “Use of Proceeds” section.  We plan to finalize our agreements with growers and a production facility and anticipate placing a $10,000 deposit to secure production capacity.  This amount is budgeted in the Production Expense line item.  Other milestones we plan to achieve include finalizing our marketing and promotional material at an additional cost of $2,000.  Also, we plan on finalizing our labels and producing them at a cost of $750.

7-9 MONTHS

By this stage of operations we anticipate taking delivery of our first cases of wines at an additional cost of $3,000 including bottling and labeling.  Towards the end of this quarter, we plan to start generating revenue from our sales.  We have budgeted $3,000 in the Salaries/Contractors line item pay our employees/contractors.  The company anticipates a delay in payment for deliveries and we have planned for this potential situation in advance.  Continuing efforts to market and promote our product to distributors, retailers and restaurants will require an anticipated amount of $1,750 for lunches, entertainment and related incidentals.

10-12 MONTHS

By the fourth quarter of operations, we expect to have a base of clients to sustain operations.  We plan on taking delivery of the balance of our first production run of wines at an additional cost of $7,500.  These funds represent the balance of the funds allocated in the Production Expense line item of the “Use of Proceeds” section.  We have also budgeted an additional $3,500 to cover salaries and related expenses.  In addition, we have budgeted $750 for lunches, entertainment and related incidentals.

During this timeframe, we plan to analyze our past nine months of operations including our web sites lead/revenue generating effectiveness.  In addition, we plan to evaluate our need to hire employees or use contract labor.  This review of our operations to date will allow the Company to make the necessary adjustments and changes to further nurture the growth of the Company.  In addition, this review will provide valuable information for finalizing a two-year overall business plan with emphasis on sales and marketing

Note: The Company planned milestones are based on quarters following the closing of the offering.  Any line item amounts not expended completely, as detailed in the Use of Proceeds, shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations.  We currently consider the foregoing project our priority and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities management may use reallocated funds should we determine that our business will benefit more from such expenditures.   Accordingly, our management will have discretion in the application of proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

RESULTS OF OPERATIONS

The Company did not have any operating income from inception through April 30, 2010. The registrant recognized a net loss of $100 for the period from inception through April 30, 201. Expenses for the period were general office expenses.  We anticipate that future costs will increase for the professional costs associated with this registration statement.

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2010 the Company had only $3,900 and as of August 31, 2010, there was $7,900 in cash to meet its current obligations.  The Company will rely upon the issuance of common stock and additional capital contributions from shareholders to fund administrative expenses for the registration of the operating company.

The Company will be financing its operations primarily through cash generated by the sale of stock through a private offering.  We believe we can not currently satisfy our cash requirements for the next twelve months with our current cash and expected revenues and will rely on cash received from our private placement.  However, management plans to generate revenue and obtain additional financing in order to sustain operations for at least the next twelve months. Completion of our plan of operation is subject to attaining adequate revenue. We cannot assure investors that adequate revenues will be generated. In the absence of our projected revenues, we may be unable to proceed with our plan of operations. Even without significant revenues within the next twelve months, we still anticipate being able to continue with our present activities, but we will require financing to potentially achieve our goal of profit, revenue and growth.

In the event we are not successful in reaching our initial revenue targets, additional funds will be required, and we would then not be able to proceed with our business plan for the development and marketing of our core services. Should this occur, we would likely seek additional financing to support the continued operation of our business. We anticipate that depending on market conditions and our plan of operations, we would incur operating losses in the foreseeable future. We base this expectation, in part, on the fact that we may not be able to generate enough gross profit from our services to cover our operating expenses. Consequently, there is substantial doubt about the Company’s ability to continue to operate as a going concern.

As reflected in the audited financial statements, we are in the development stage, and have an accumulated deficit from inception of $100 and have no cash flow from operations from inception. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise capital and implement its business plan. The audited financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity the Company to continue as a going concern

SUBSEQUENT EVENTS

None.

CRITICAL ACCOUNTING POLICIES

A.

BASIS OF ACCOUNTING

The financial statements are prepared using the accrual method of accounting.  The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.  The Company has elected an April 30th year end.

B.

BASIC EARNINGS PER SHARE

The Company has adopted ASC Topic 260 “Earnings per Share” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income/loss by the weighted average number of shares of common stock outstanding during the period.  There are no dilutive shares outstanding.

No significant realized exchange gains or losses were recorded from inception (April 27, 2010) to April 30, 2010.

C.

CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, money market funds and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $3,900 in cash and cash equivalent at April 30, 2010.

D.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

E.

INCOME TAXES

Deferred  income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with ASC Topic 740, “Accounting for Income Taxes,” which requires the use of the asset/liability method of accounting for income taxes.  Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

NEW ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FISCAL DISCLOSURE

None.

FINANCIAL DISCLOSURE

Our fiscal year end is April 30.  We intend to provide financial statements audited by an Independent Registered Accounting Firm to our shareholders in our annual reports.  The audited financial statements for the period from the date of incorporation, April 27, 2010, to April 30, 2010 are located in the section titled “Financial Statements”.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified.  Officers of the corporation are appointed by the Board of Directors to a term of one year and serves until a successor is duly appointed and qualified, or until he or he is removed from office.  The Board of Directors has no nominating, auditing or compensation committees.

The name, address, age and position of our officer and director is et forth below:

Name Michael Moore	Age 32	First Year as Director April 2010	Position President, Chief Executive Officer, Secretary, Chief Financial Officer, Principle Accounting Officer, Sole Director

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies.  No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors.  The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

BACKGROUND INFORMATION ABOUT OUR OFFICER AND DIRECTOR

The following information sets forth the backgrounds and business experience of the directors and executive officers.

MICHAEL MOORE, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Michael Moore has over 10 years experience in the food and beverage industry with emphasis on wine and spirits including training and wine education.  Mr. Moore’s current position is the Manager at Seven 30 South Restaurant located in Denver, Colorado.  Titles include Manager, Sommelier, Bartender, and Server since January 2007.  Previous work experience includes employment at California Café, Lone Tree, Colorado from May 2006 – January 2007.  Titles held include Sommelier and Bar Manager.  From May 2005 – May 2006 Mr. Moore was employed by Opus Restaurant, Littleton, Colorado and held positions as Manager, Captain, Sommelier and Bar Chef.  Responsibilities included training and continuing wine education.  Previous work experience included maintenance and management of large wine cellar and creation of seasonal drink and wine selections.  Certifications include Court of Master Sommeliers.

BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes of ownership of our common stock.  Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied within a timely fashion.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our President, Secretary, Treasurer, and Director who occupied such position as of the date of this Prospectus (we have not completed a fiscal year), for all services rendered in all capacities to us for the period from inception (April 27, 2010) to April 30, 2010. The Company does not have employment agreements with any of the persons named below (and has not presently entered into such agreements with any such persons), and does not pay them a salary or other compensation at the present time We also do not currently have any benefits, such as health or life insurance, available to our employees.

Name and Position	Year*	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Michael Moore President, CEO, CFO , Secretary, Treasurer, Director	*	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

*     For period from inception (April 27, 2010) to April 30, 2010

OPTION GRANTS

There have been no individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE

There have been no stock options exercised by the executive officer named in the Summary Compensation Table.

LONG-TERM INCENTIVE PLAN (“LTIP”) AWARDS

There have been no awards made to a named executive officer in the last completed fiscal year under any LTIP.

COMPENSATION OF DIRECTORS

Our directors did not receive any compensation for their services as directors from our inception to the date of this Prospectus. We have no formal plan for compensating our directors for their services in the future in their capacity as directors; however we will reimburse any director for out-of-pocket expenses incurred with board meetings.

EMPLOYMENT CONTRACTS AND OFFICERS’ COMPENSATION

Since the date of incorporation on April 27, 2010, Superior Venture Corporation has not compensated Mr. Moore, the President, Secretary and Treasurer.  The Board of Directors will determine future compensation and, as appropriate, employment agreements executed.   We do not have any employment agreements in place with our sole officer and director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares.  The table also reflects what the percentage of ownership will be assuming completion of the sale of all shares in this offering, which we cannot guarantee.  The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

          Percent of Class

Title of

       Name, Title and Address of Beneficial

        Amount of Beneficial

Before

After

Class                Owner of Shares

 (1)

Ownership (2)

Offering

Offering (3)

Common

       Michael Moore, President, CEO, and

10,000,000

100%

      67%

       Director

All Officers and

Directors as a

Group                                                                                                  10,000,000                     100%                                67%

1.  The address of each executive officer and director is c/o Superior Venture Corporation, 1937 E. Mineral Avenue, Centennial, Colorado 80122.

2.  As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of a security).

3.  Assumes the sale of the maximum amount of this offering (5,000,000 shares of common stock) by Superior Venture Corporation. The aggregate amount of shares to be issued and outstanding after the offering is 15,000,000.

FUTURE SALES BY EXISTING STOCKHOLDERS

A total of 10,000,000 shares have been issued to the existing stockholder, all of which are held by our sole officer and director and are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act.  Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.  Any sale of shares held by the existing stockholder (after applicable restrictions expire) and/or the sale of shares purchased in this offering (which would be immediately resalable after the offering), may have a depressive effect on the price of our common stock in any market that may develop, of which there can be no assurance.

Our principal shareholder does not have any plans to sell his shares at any time after this offering is complete.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Michael Moore is our sole officer and director.  We are currently operating out of the premises of Mr. Moore, the officer and director of our Company, on a rent-free basis for administrative purposes.  There is no written agreement or other material terms or arrangements relating to said arrangement.

We do not currently have any conflicts of interest by or among our current officer, director, key employee or advisors.  We have not yet formulated a policy for handling conflicts of interest, however, we intend to do so upon completion of this offering and, in any event, prior to hiring any additional employees.

At the date of incorporation, a stock subscription was received for 10,000,000 shares of its $0.001 common stock, at par for $10,000, of which $4,000 was received as of April 30, 2010.   The remaining amount, $6,000, was received on May 12, 2010.

INDEMNIFICATION

Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest.  In certain cases, we may advance expenses incurred in defending any such proceeding.  To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees.  With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission.  Upon completion of the registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-K, 10-Q, and 8-K, proxy statements, under Section 14 of the Exchange Act and other information with the Commission.  Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street NE, Washington, D.C. 20549.  Copies of all materials may be obtained from the Public Reference Section of the Commission’s Washington, D.C. office at prescribed rates.  You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

DEALER PROSPECTUS DELIVERY OBLIGATION

“UNTIL___________________________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHIS OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS.  THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.”

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

OTHIS EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Superior Venture Corporation in connection with registering the sale of the common stock. Superior Venture Corporation has agreed to pay all costs and expenses in connection with this offering of common stock. Set for the below is the estimated expenses of issuance and distribution, assuming the maximum proceeds are raised.

Legal and Professional Fees

$  1,500

Accounting Fees

$  2,500

Edgar Fees

$    700

Blue Sky Qualifications

$    800

Total:

$  5,500

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Superior Venture Corporation’s Articles of Incorporation and Bylaws provide for the indemnification of a present or former director or officer. Superior Venture Corporation indemnifies any director, officer, employee or agent who is successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney’s fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at Superior Venture Corporation request as an officer or director. Superior Venture Corporation may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is a director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, Superior Venture Corporation’s best interests. In a criminal action, he/he must not have had a reasonable cause to believe his conduct was unlawful.

NEVADA LAW

Pursuant to the provisions of Nevada Revised Statutes 78.751, Superior Venture Corporation shall indemnify any director, officer and employee as follows: Every director, officer, or employee of Superior Venture Corporation shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/his in connection with any proceeding to which he/he may be made a party, or in which he/he may become involved, by reason of being or having been a director, officer, employee or agent of Superior Venture Corporation or is or was serving at the request of Superior Venture Corporation as a director, officer, employee or agent of Superior Venture Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Superior Venture Corporation. Superior Venture Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Superior Venture Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding the issuance and sales of securities without registration since inception.  No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

The Issuer has raised the sum of $10,000 through sales of its unregistered common stock. At the date of incorporation, a stock subscription was received from our president, Michael Moore for 10,000,000 shares of our $0.001 common stock, at par for $10,000, of which $4,000 was received as of April 30, 2010.   The remaining amount, $6,000, was received on May 12, 2010.

These securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933.

 EXHIBITS.

The following exhibits are included with this registration statement:

Exhibit Number.	Name/Identification of Exhibit

3.1 3.2	Articles of Incorporation Bylaws

5	Opinion of Clifford J. Hunt P.A.

23.1 23.2	Consent of Independent Auditor Consent of Counsel (See Exhibit 5)

99	Additional Exhibits

a) Subscription Agreement b) Escrow Agreement

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

 i.

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.

To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Centennial, State of Colorado on September 8, 2010.

Superior Venture Corporation
(Registrant)

By: /s/: Michael Moore___________
Michael Moore
President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and Director

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/: Michael Moore__________
Michael Moore	President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and Director	September 8, 2010